(Formerly 1397468 B.C. Ltd.)

MANAGEMENT

INFORMATION

CIRCULAR

AND NOTICE OF 2024 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

DATED MARCH 21, 2024

TABLE OF CONTENTS

Information of About Lithium Americas Corp.	1	Diversity	35
General Proxy Information	4	Risk Management	39
Date of Information	4	Position Descriptions	40
Currency	4	Shareholder Engagement	40
Committee Abbreviations	4	In-Camera Meetings	41
Principal Holders of Voting Securities	4	Ethical Business Conduct	41
Meeting Representations	4	Serving as a Director	42
Additional Information	4	Board Education and Orientation	45
Voting Information and Meeting Participation	5	Committees of the Board	46
Proxy Solicitation	5	Director Meeting Attendance	49
Who Can Vote	5	Director Compensation	49
Voter Types	5	Indebtedness of Directors and Executive Officers	53
How to Vote	6	Executive Compensation	54
Voting Changes	10	Program Oversight and 2023 Highlights	54
Exercise of Discretion	10	Executive Compensation Philosophy	55
Technical Requirements	11	Compensation Governance	55
Notice to United States Shareholders	11	Performance Evaluation and Compensation Process	56
Notice and Access	11	Compensation Advisor and Peer Group
Items of Business	13	Benchmarking Review	57
Receive Financial Statements	13	Compensation Benchmarking	58
Set Number of Directors on the Board	13	Named Executive Officers	59
Elect Directors	13	Elements of Executive Compensation	60
Appoint the Auditor	13	2023 Corporate Performance	61
Approval of the Amendment to the Company’s		Management of Risks	66
Articles	14	2023 Individual Performance and STI and LTI Awards	67
Other Business	14	Performance Graph	69
Interest of Certain Persons in Matters to be Acted		Summary Compensation Table	70
Upon	14	Incentive Plan Awards	72
Interest of Informed Persons in Material Transactions	14	Outstanding Share-Based Awards and
Audit Fees	15	Option-Based Awards	72
Directors Disclosure	18	Value of Awards Vested or Earned in 2023	73
Advance Notice for Nominations	18	Other Compensation and Pension Benefits	73
Majority Voting Policy	18	Employment Agreements	73
Diverse and Independent Board with Lithium Industry		Termination and Change of Control Benefits	77
Experience	18	Management Contracts	77
Nominees	18	Compensation Plans	78
Corporate Cease Trade Orders, Bankruptcies,		Securities Authorized for Issuance Under the Plan	78
Penalties and Sanctions	27	Annual Burn Rate Under the Plan	78
Corporate Governance	28	Summary of the Plan	79
Corporate Governance Overview	28	Forward-Looking Statements	85
About the Board	29	SCHEDULE
ESG Approach	32	Schedule “A” – Amended Articles	87

2024 Management Information Circular i

Letter to Shareholders from the Executive Chair and THE President & CEO

Dear Fellow Lithium Americas Shareholders,

On behalf of the Board of Directors of Lithium Americas Corp., we invite you to attend our annual general and special meeting of shareholders on May 24, 2024 at 9 a.m. Pacific Time (the “Meeting”). To allow all of our shareholders to attend, we will hold the Meeting as an online virtual meeting.

This Management Information Circular provides you with information for purposes of voting on items of business that will be considered at the Meeting, including the election of directors, appointment of auditors and an amendment of the Company’s articles to provide management with greater flexibility in raising capital for the Company.

Your votes are important to us. We encourage you to read the Management Information Circular in advance to allow meaningful participation in the voting process.

2023 was a monumental year for Lithium Americas. We worked to set up Thacker Pass for future success, including a strategic investment and offtake from General Motors as well as completed a corporate separation to create a pureplay North American lithium company.

In early 2024, we achieved a significant milestone by receiving a conditional commitment from the U.S. Department of Energy for a loan to be used toward financing the construction of the processing facilities at Thacker Pass. We have included a corporate overview and update regarding our 2024 priorities to advance Thacker Pass toward production on page 1 of the Management Information Circular under the heading “Information About Lithium Americas Corp.”

On behalf of everyone at Lithium Americas, we are excited to build a North American lithium supply chain and appreciate your ongoing support of our Company.

DATED March 21, 2024

Sincerely,

Signed “Kelvin Dushnisky”	Signed “Jonathan Evans”
Kelvin Dushnisky Director & Executive Chair	Jonathan Evans President & CEO

ii

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE is hereby given that the annual general and special meeting (the “Meeting”) of the shareholders of Lithium Americas Corp. (the “Company”, “Lithium Americas”, “LAC” and “we”, “us”, “our” or similar terms) will be held:

When	Where
Friday, May 24, 2024 at 9:00 a.m. (Pacific Time)	Live webcast on the Computershare meeting platform at: meetnow.global/MXPLS44

At the Meeting, shareholders will be asked to:
1. Receive the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the auditor’s report thereon;
2. Determine the number of directors as eight;
3. Elect directors for the ensuing year;
4. Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;
5.
Pass, with or without variation, a special resolution to approve amendments to the Company’s Articles to create new classes of preferred shares issuable in series and attach special rights and restrictions to the Common Shares and Preferred Shares; and

6. Transact such other business as may properly be put before the Meeting.
Details on each item of business are described in the management information circular accompanying this notice, starting on page 13.
This year, we are having an online-only Meeting.

Participation by our shareholders is important to the Company. If you owned shares as of close of business on the Record Date of April 12, 2024, you are entitled to vote as a shareholder at the Meeting. Those shareholders unable to attend the Meeting are encouraged to vote their proxy in advance. Information on how to vote is provided on page 6 of the accompanying circular.

DATED at Vancouver, British Columbia, as of April 12, 2024.
ON BEHALF OF THE BOARD
Signed “Kelvin Dushnisky”
Kelvin Dushnisky Director and Executive Chair

2024 Management Information Circular iii

INFORMATION ABOUT LITHIUM AMERICAS CORP.

Business Overview

The Company is a Canadian-based resource company focused on the advancement of significant lithium projects. The Company strives to operate under the highest ESG-S standards to foster the sustainable advancement of projects that support the vital lithium supply chain and the global transition to cleaner energy. Our flagship project is Thacker Pass, a sedimentary-based lithium deposit located in the McDermitt Caldera in Humboldt County, in northern Nevada. The Company owns 100% of Thacker Pass through its wholly-owned U.S. subsidiary, Lithium Nevada Corp. ("Lithium Nevada"). The Company also holds investments in Green Technology Metals Limited and Ascend Elements, Inc., and exploration properties in the U.S. and Canada.

In January 2021, Thacker Pass was issued a Record of Decision (“ROD”) by the Bureau of Land Management and in April 2022, Thacker Pass received all state environmental permits required to commence construction. Construction commenced in February 2023 following initial appeals of the ROD, which were dismissed on February 6, 2023 and December 12, 2023. On July 20, 2022, the Company celebrated the inauguration of its Lithium Technical Development Center (“LiTDC”), which was developed to demonstrate the processing of Thacker Pass ore. The LiTDC achieved battery-quality specifications with product samples being produced for potential customers and partners. Thacker Pass is aligned with the U.S. national agenda to enhance domestic supply of critical minerals and has the potential to be a leading near-term source of lithium for the North American battery supply chain.

History

The Company was incorporated under the Business Corporations Act (British Columbia) for the sole purpose of acquiring ownership of the North American business assets and investments of Lithium Americas Corp. (“Old LAC”), which is now named Lithium Americas (Argentina) Corp. (“Lithium Argentina”), pursuant to the separation transaction that was undertaken on October 3, 2023 (the “Separation”).

Old LAC's North American and Argentine business units represented two distinct businesses in its portfolio, each of which had assets with significant value to be unlocked. The separation of Old LAC into two public entities, Lithium Argentina and the Company, was designed to provide each of them with a sharper strategic focus and enhanced operational flexibility that may not have been available to them as a consolidated company.

Specifically, decoupling Old LAC's North American business from Old LAC's Argentine business was expected to allow the Company to benefit more fully from funding opportunities available only to U.S. businesses in the critical minerals space and remove development and operational risks flowing from the Argentina portfolio, which would facilitate the advancement of Thacker Pass towards production.

The Separation also provided the Company with the potential opportunity for enhanced access to growth capital by enabling it to tailor an independent capital allocation, investment decision process and financing solutions. For instance, providing differentiated investment opportunities to investors, many of whom are solely interested in or value one of Old LAC's two business units over the other, would greatly enhance the funding options available to the separated entities.

2024 Management Information Circular 1

Additional Details Regarding the Business and Operations

A fulsome description of the finances, business and operations of the Company is available in its most recent continuous disclosure filings which are available on SEDAR+ and EDGAR, including in particular the Annual Report on Form 20-F dated March 18, 2024, its Audited Financial Statements for the year ended December 31, 2023 and its Management Discussion and Analysis for the year ended December 31, 2023.

Thacker Pass Developments

Our focus in 2024 is to advance Thacker Pass into major construction. Once all the project capital necessary to fund Thacker Pass Phase 1 is in place, we anticipate making the final investment decision (“FID”) and issuing full notice to proceed (“FNTP”) to our contractors.

In March 2024, we achieved a significant milestone for Thacker Pass by receiving a conditional commitment (the “Conditional Commitment”) from the U.S. Department of Energy (“DOE”) for a $1.97 billion loan in aggregate principal to fund eligible construction costs of Thacker Pass, plus interest to be accrued during construction, which is estimated to be $290 million over a three-year period, together totaling a $2.26 billion loan under the Advanced Technology Vehicles Manufacturing Loan Program (the “Loan”). Based on the terms of the Conditional Commitment, if finalized, the Loan will have a 24-year maturity with interest rates fixed from the date of each monthly advance for the term of the loan at applicable U.S. treasury rates, without any additional credit spread. We deeply appreciate the U.S. government’s support as we advance the responsible development of Thacker Pass to help meet the growing domestic need for lithium chemicals and strengthen the nation’s critical minerals supply chain.

The Loan plus the pending $330 million second tranche investment (the “Tranche 2 Investment”) from General Motors Holdings LLC (“GM”) (please refer to our Annual Report on Form 20-F for further details), are expected to provide the vast majority of the remaining capital necessary to fund construction of Phase 1. As of December 31, 2023, after accounting for funding from the Loan and GM’s Tranche 2 Investment, the Company estimates approximately $436 million remains to be committed to Phase 1 capital costs from the Company’s existing cash and cash equivalents and incremental funding. As of December 31, 2023, the Company had approximately $196 million of cash and cash equivalents, of which approximately $151 million is expected to be committed to fund remaining Phase 1 capital expenditures, after taking into account our 2024 operating budget of approximately $45 million, leaving approximately $285 million of Phase 1 project capital costs, net of financing-related fees and expenses, to be sourced. Our team is evaluating various financing alternatives to fund the remaining need before closing GM’s Tranche 2 Investment, which is expected before or in connection with closing of the DOE Loan later this year. Such financing alternatives may include one or more public or private offerings of equity or equity-linked securities, strategic joint ventures, pre-payment transactions and royalty transactions (collectively “Financing Alternatives”). We are discussing with different potential capital providers as we evaluate Financing Alternatives.

Once the Loan agreement is finalized, we expect to begin to draw on the Loan in early 2025. Conditions precedent to the first draw under the Loan include, but are not limited to, project finance model bring down, letters of credit to support reserve accounts, and securing additional corporate working capital to fund pre-commissioning general and operating expenses and commissioning costs through production. We expect the $195 million reserve account requirements to be satisfied with letters of credit or similar credit support facilities. The Company is in active discussions with our key project partners and other third parties to have these in place later this year. We currently expect the additional corporate working capital amount to be approximately $165 million, net of any financing-related fees and expenses, to fund activities from the start of 2025 through expected production in 2027. The Financing Alternatives currently being evaluated by the Company could potentially be used to fund corporate working capital to facilitate first drawdown on the Loan.

The Loan remains subject to the negotiation and finalization of definitive financing documents. It is possible that the terms of the finalized Loan agreement will change from the time of Conditional Commitment. While the Conditional Commitment indicates DOE’s intent to finance the processing facilities at Thacker Pass, we must satisfy certain technical, legal, environmental and financial conditions before DOE enters into definitive financing documents and funds the Loan.

We also continue to increase the level of detailed engineering in advance of issuing FNTP to support a well-planned construction execution plan. Mechanical completion of Phase 1 is targeted for 2027 following a three-year construction period, followed by a commissioning and ramp-up period of approximately six to twelve months.

2024 Management Information Circular 3

GENERAL PROXY INFORMATION

Date of Information All information in this management information circular (“Circular”) is dated as of March 21, 2024, except as otherwise noted herein.	Name of Shareholder	Number of Common Shares Owned(1)	Percentage of Outstanding Common Shares
Currency All currency amounts herein are expressed in Canadian dollars (“C$” or “$”) or United States dollars (“US$”), as indicated herein.	General Motors Holdings LLC(2)	15,002,243	9.25%
	Ganfeng Lithium Co., Ltd.	15,000,000	9.25%
	Notes:

Committee Abbreviations

Committees of our board of directors (“Board”) are abbreviated in certain tables in this Circular as follows:

•
Audit and Risk Committee – “A&R Committee”
•
Governance and Nomination Committee – “G&N Committee”
•
Compensation and Leadership Committee – “C&L Committee”
•
Safety and Sustainability Committee – “S&S Committee”
•
Technical Committee.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Company, no person or company, directly or indirectly, beneficially owns or exercises control or direction over, 10% or more of the Company’s issued and outstanding Common Shares (“Common Shares”), as set out in the table below.

(1)
These numbers are derived from the respective shareholders, or public filings made by these shareholders on the System for Electronic Disclosure by Insiders (SEDI).
(2)
Mr. Zach Kirkman, a director of Lithium Americas, is the Vice President, Global Corporate Development and President, GM Ventures of General Motors Company.

Meeting Representations

No person is authorized to give any information or to make any representation concerning the Meeting other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

Additional Information

Financial information about us is included in our annual financial statements and management’s discussion and analysis (“MD&A”) for our most recently completed financial year. These documents, along with our annual information form, are filed under our profile on SEDAR+ (www.sedarplus.ca). Information concerning the Company, including printed copies of our annual financial statements and MD&A, may be obtained by any shareholder of the Company (“Shareholder”) free of charge by registering online at: www.computershare.com/mailinglist.

VOTING INFORMATION AND MEETING PARTICIPATION

Proxy Solicitation

The Company is providing this Circular to Shareholders to solicit proxies for use at the annual general and special meeting of Shareholders (the “Meeting”) to be held on May 24, 2024 at 9 a.m. Pacific Time by live webcast on the Computershare meeting platform at meetnowglobal/MXPLS44. See the accompanying notice of meeting on page iii for further details.

Our management is primarily soliciting proxies by mail, but may also contact Shareholders by telephone or email. The Company will pay the costs of soliciting proxies. The Company may also pay reasonable costs incurred by intermediaries who are registered owners of Common Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) to deliver the Notice Package (as defined below) to beneficial owners of such Common Shares. The Company will provide, without cost to such persons, upon request to the Chief Financial Officer (“CFO”) of the Company, additional copies of the foregoing documents required for this purpose. The cost of solicitation will be borne by the Company.

Who Can Vote

If you held Common Shares as of the close of business on April 12, 2024 (the “Record Date”), you are entitled to vote at the Meeting as a Shareholder. Only Shareholders whose names have been entered in the register of Shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. As of the Record Date, the Company had 162,165,293 fully paid and non-assessable Common Shares issued and outstanding, each carrying the right to one vote. The Company’s authorized capital consists of an unlimited number of Common Shares without par value.

As of the date of this Circular, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 15,701,332 Common Shares (including Common Shares held by GM), representing approximately 9.68% of the issued and outstanding Common Shares on an undiluted basis.

The Company’s articles (the “Articles”) provide that the quorum for the transaction of business at the Meeting is at least two Shareholders who hold in aggregate at least 25% of the issued Common Shares entitled to vote at the Meeting. A simple majority of the votes cast at the Meeting, whether virtually, by proxy or otherwise, will constitute approval of any item of business considered at the Meeting.

Voter Types

Voters fall into two categories:

•
registered Shareholders – meaning the share certificate is in your name; or
•
non-registered (beneficial) Shareholders – meaning the shares are registered in the name of an intermediary such as a brokerage firm, bank, trust company or clearing agency (e.g. The Canadian Depository for Securities Limited commonly known as CDS, or Cede & Co.).

2024 Management Information Circular 5

How to Vote

Voting occurs in advance of the Meeting by voting a proxy, or at the Meeting by attending online. How you vote will vary depending on whether you are a registered Shareholder or a non-registered (beneficial Shareholder):

WAYS TO VOTE	FOR REGISTERED SHAREHOLDERS	FOR NON-REGISTERED SHAREHOLDERS
In advance of the Meeting

Voting by proxy means you appoint another individual – either our management or any other person of your choice – to attend the Meeting and vote your Common Shares based on your instructions to the person. This person does not need to be a Shareholder of the Company to be your proxy. The form of proxy enclosed with this Circular names the senior management of Lithium Americas who will vote your shares as proxy if you do not appoint another person. Proxies voted by our management will be voted as follows:

✓ FOR setting the number of directors at eight for the ensuing year

✓ FOR electing all director nominees

✓ FOR appointing PwC as our auditors

✓ FOR amendments to the Company’s Articles to create new classes of Preferred Shares (as defined below) issuable in series and attach special rights and restrictions to the Common Shares and Preferred Shares.

To appoint a person as your proxy other than our management, you must fill in their name in the space provided on the proxy form and return your proxy. You must also register your proxyholder with Computershare Investor Services Inc. (“Computershare”) at http://www.computershare.com/
LithiumAmericas by 9 a.m. Pacific Time on May 22, 2024. You must register your non-management

We send meeting materials to intermediaries for delivery to non-registered Shareholders who have not waived the right to receive them, and pay for delivery costs to objecting beneficial Shareholders.

If you a non-registered Shareholder who has not waived the right to receive our meeting materials, your intermediary is required to deliver the meeting materials to you. The materials will generally include a voting instruction form (“VIF”) that will allow you to vote your shares.

The VIF should be completed, signed and returned to your intermediary. You can also vote by telephone or online per the VIF instructions.

WAYS TO VOTE	FOR REGISTERED SHAREHOLDERS	FOR NON-REGISTERED SHAREHOLDERS

proxyholder with Computershare to allow that person to receive an invite code from Computershare. Otherwise that person will not be able to vote at the Meeting. Failure to register will result in the proxyholder not receiving an invite code to attend, participate or vote at the Meeting. Without an invite code, the proxyholder will only be able to attend the Meeting online as a guest. Guests are unable to vote or ask questions.

All proxies must be completed and returned to Computershare by 9 a.m. Pacific Time on May 22, 2024, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or reconvened meeting. Proxies can be returned using one of the return methods set out below. The Chair of the meeting is permitted to accept late proxies in their discretion.

Proxy Return Methods:

•
Mail – complete, sign, date and mail your proxy to Computershare Investor Services Inc., Proxy Department at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;
•
Fax – complete, sign, date and fax your proxy to Computershare Investor Services Inc. at (416) 263-9524 or 1-866-249-7775;

In advance of the Meeting
•
Internet voting – vote your proxy online at www.investorvote.com using the 15-digit control number located at the bottom of your proxy; or
•
Telephone – vote your proxy by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America).

2024 Management Information Circular 7

WAYS TO VOTE	FOR REGISTERED SHAREHOLDERS	FOR NON-REGISTERED SHAREHOLDERS
Online at the Meeting

Registered Shareholders can attend the Meeting online and vote their shares through the online meeting platform, rather than voting by proxy. This means you attend the Meeting online at the meeting time set out on the Notice of Meeting, and vote at that time.

We recommend you consider voting by proxy even if you plan to attend the Meeting, in case you are unable to attend for any reason or you encounter technical difficulties using the online meeting platform.

You can attend the Meeting in person by following these steps:

•
At least a few minutes before the Meeting, go to the Computershare meeting platform website, meetnow.global/MXPLS44
•
Login by clicking on “I have a Control Number” and entering the 15-digit control number on the proxy form.

A “Virtual User Guide” is available with the meeting materials on SEDAR+ and EDGAR.

Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder must: (1) follow the instructions on the VIF to indicate that they (or such other person) will virtually attend and vote at the Meeting, and (2) register their appointment at http://www.computershare.com/
LithiumAmericas. If the Non-Registered Shareholder has completed these two steps within the required timeframe, then, prior to the Meeting, Computershare will contact the Non-Registered Shareholder by email with login details to allow login to the live webcast and vote at the Meeting using the Computershare meeting platform, available online at meetnow.global/MXPLS44.

Non-Registered Shareholders should carefully follow the instructions contained in the VIF of their intermediaries and contact them directly with any questions regarding the voting of Common Shares owned by them.

A “Virtual User Guide” is available with the meeting materials on SEDAR+ and EDGAR.

Voting instructions must be received in sufficient time to allow for the VIF to be forwarded by the intermediary to Computershare before 9 a.m. Pacific Time on May 22, 2024.

To attend and vote at the Meeting, U.S. Non-Registered Shareholders must first obtain a valid legal proxy from their intermediary and then register in advance to attend the Meeting. The U.S Non-Registered Shareholder must follow the

WAYS TO VOTE	FOR REGISTERED SHAREHOLDERS	FOR NON-REGISTERED SHAREHOLDERS

instructions from their intermediary included with the Notice Package, or contact their intermediary to request a legal proxy form. After first obtaining a valid legal proxy from their intermediary, to then register to attend the Meeting, U.S. Non-Registered Shareholders must submit a copy of their valid legal proxy to Computershare. Requests for registration should be directed to Computershare by mail at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by email at USLegalProxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than 9 a.m. Pacific Time on May 22, 2024. U.S. Non-Registered Shareholders will receive a confirmation of registration by email after Computershare receives the registration materials. All U.S. Non-Registered Shareholders must also register their appointment at the following link: http://www.computershare.com/
LithiumAmericas.

2024 Management Information Circular 9

Voting Changes

You can change how you have voted your shares by proxy in advance of the Meeting.

A Registered Shareholder who has given a proxy may revoke it at any time not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting time or, if adjourned, any reconvened meeting time by sending written notice of revocation signed by the Registered Shareholder or their authorized attorney (or for corporations who are Registered Shareholders, by an authorized officer or attorney under the corporate seal) to our head office at Lithium Americas Corp., Suite 400, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5. A proxy may also be revoked in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the time of the revocation. A Shareholder attending the Meeting has the right to vote virtually and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

A Non-Registered Shareholder wishing to change their vote must, at least seven days before the Meeting, contact their intermediary to change their vote and follow their intermediary’s instructions. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion

Common Shares represented by a properly executed proxy given in favour of the persons designated in the printed portion of the accompanying proxy at the Meeting will be voted or withheld from voting in accordance with the instructions contained therein on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the proxy shall be voted accordingly. Except with respect to broker non-votes described below, where no choice is specified, the proxy will confer discretionary authority and will be voted in favour of each matter for which no choice has been specified.

Except with respect to broker non-votes described below, the proxy when properly completed and delivered and not revoked also confers discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of posting this Circular in accordance with Notice-and-Access (as defined below), management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to the management of the Company should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted in accordance with the best judgment of the nominee.

Under rules of the New York Stock Exchange (“NYSE”), brokers and other intermediaries holding shares in street name for their customers are generally required to vote the shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the securities at their discretion on routine matters, but not on non-routine matters. Other than the proposals to set the number of directors and for the appointment of our auditor, we believe all of the other matters to be voted on at the Meeting are non-routine matters and brokers governed by NYSE rules may not vote the securities held in street name for their customers in relation to these items of business without direction from their customers. The absence of a vote on a non-routine matter is referred to as a broker non-vote. Any securities represented at the Meeting but not voted (whether by abstention, broker non-vote or otherwise) will have no impact in the election of directors or any other matter to be voted on at the Meeting, except to the extent that the failure to vote for an individual nominee results in another individual receiving a larger proportion of votes cast for the election of directors. For purposes of the Company’s Majority Voting Policy (as defined below), a broker non-vote is not considered to be a withhold vote.

Technical Requirements

If you are attending the Meeting online to vote, ensure that you are entitled to vote and that you are connected to the internet at all times to allow you to vote on the resolutions during the polling periods for each matter put before the Meeting. You are responsible for ensuring you have internet connectivity at all times during the Meeting. Participants will also need to have the latest version of Chrome, Safari, Edge or Firefox. The platform does not support access using Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the Computershare meeting platform, participants should use a network that is not restricted by the security settings of any organization or that has disabled any VPN settings. Logging in at least an hour before the start of the Meeting is recommended to check that you are able to access the online platform. If you are having technical difficulties with access, you can contact 1-888-724-2416 for technical assistance.

If you are a non-registered Shareholder and wish to vote at the Meeting, you are responsible for appointing yourself or a third party as a proxyholder and submitting your VIF or proxy form with third party appointment details completed in accordance with instructions on your VIF or proxy form and registering the third party appointment online with Computershare in advance of the Meeting at http://www.computershare.com/
LithiumAmericas.

The Company believes that Shareholder participation at meetings is important, regardless of the online format for the meeting. As such, the meeting platform we have selected allows for registered Shareholders to ask written questions during the meeting, and during any subsequent Company presentation.

This facilitates a similar level of interaction as would be expected at an in person meeting. Questions will be answered by the Chair of the meeting, or by our senior management in that person’s discretion. We may choose not to answer any question that is asked of us if we determine the question is inappropriate for any reason.

Notice to United States Shareholders

This Circular is prepared in accordance with applicable disclosure requirements in Canada. As a “foreign private issuer” under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), we are exempt from proxy solicitation requirements in the United States. This means that the content of this Circular may be different from proxy circulars prepared by domestic issuers in the United States who follow U.S. Exchange Act requirements.

Notice and Access

We are using the notice-and-access provisions (“Notice-and-Access”) under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations to distribute the proxy-related materials (including this Circular), the audited financial statements of the Company for the year ended December 31, 2023, and related auditor’s report and MD&A to Shareholders. This allows us to post electronic versions of the meeting materials on SEDAR+ at www.sedarplus.ca, and on our website (https://lithiumamericas.com/investor/AGM-Materials/default.aspx) instead of mailing paper copies to Shareholders. Notice-and-Access is more environmentally friendly, reducing the use of paper and certain physical delivery-related emissions, and more cost effective for us, as it reduces print and mailing costs.

Shareholders still have the right to request paper copies of the meeting materials posted online by the Company under Notice-and-Access if you choose. We will not use the

2024 Management Information Circular 11

“stratification” procedure for Notice-and-Access, where a paper copy of the meeting materials is provided along with the notice package. Shareholders may ask the Company additional questions about Notice-and-Access by calling 1-778-726-4070 or emailing ir@lithiumamericas.com.

The meeting materials are available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on the Company’s website (https://lithiumamericas.com/investor/AGM-Materials/default.aspx). We will provide paper copies of the meeting materials, including proxy-related materials such as the Circular, the audited financial statements of the Company for the year ended December 31, 2023, the auditor’s report and the related MD&A free of charge, for a period of up to one year from the date the Circular is filed on SEDAR+.

For registered Shareholders with a 15 digit control number: request materials by calling toll free, within North America 1-866-962-0498 or direct, from outside of North America (514) 982-8716, and entering your control number as indicated on your VIF or proxy. To obtain paper copies of the materials after the Meeting, contact 1-866-964-0492 toll free within North America, or 1-514-982-8714 direct from outside of North America.

For non-registered (beneficial) Shareholders with a 16 digit control number: request materials by calling toll free, within North America 1-877-907-7643 or direct, from outside of North America, 1-303-562-9305, and entering your control number as indicated on your VIF. To obtain paper copies of the materials after the Meeting, contact toll free within North America 1-877-907-7643, or direct from outside of North America 1-303-562-9305.

Shareholders who wish to receive a paper copy of the meeting materials in advance of the Meeting should submit their request to us no later than May 14, 2024 to allow sufficient time for you to receive and review the materials before the proxy submission deadline of 9 a.m. Pacific Time on May 22, 2024. We will send materials within three business days of receiving a request if the request is received before the meeting date, or within 10 days if received on or after the meeting date. Consider emailing your request to us and requesting an electronic copy of the materials to ensure you have sufficient time to review the materials.

Shareholders will be sent by pre-paid mail a paper copy of a notice package (the “Notice Package”) under Notice-and-Access containing: (i) a notification about the Company’s use of Notice-and-Access with instructions about how to access the proxy-related materials online, and (ii) for registered Shareholders, a form of proxy, or for non-registered Shareholders a VIF.

ITEMS OF BUSINESS

At the Meeting, the following items of business will be conducted:

1.

Receive Financial Statements

Shareholders will receive a link to the audited consolidated financial statements and the auditor’s report for the fiscal year ended December 31, 2023. These materials are also available at www.lithiumamericas.com.

2.

Set Number of Directors on the Board

Shareholders will be asked to approve setting the number of directors for the Company at eight. Management recommends a vote FOR setting the number of directors at eight.

3.

Elect Directors

Shareholders will be asked to vote on the election of eight directors to the Board, who will serve until our next annual meeting of Shareholders, or until a successor is elected or appointed in accordance with the Company’s Articles and applicable corporate law. All nominees standing for election have confirmed they are eligible and willing to serve. See page 13 for information about each of the nominees and for general information about the Board of Directors.

Management recommends a vote FOR each of the nominated directors. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the nominees listed herein. Shareholders may vote ‘for’ or ‘withhold’ for each of the nominees.

4.

Appoint the Auditor

Voting will occur by Shareholders on the appointment of PwC to serve as auditors of the Company and for their remuneration to be set by the Board of Directors. PwC has served as the Company’s auditor since formation. See page 15 for details about fees paid to the auditors.

Management recommends a vote FOR the appointment of the Company’s auditors. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the appointment of PwC as auditors of the Company for the ensuing year and the authorization of the Board to fix their remuneration.

The A&R Committee currently consists of Fabiana Chubbs (Chair), Michael Brown and Jinhee Magie. National Instrument 52-110 – Audit Committees provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. The Board has determined that all members of the A&R Committee are “independent” directors.

2024 Management Information Circular 13

5.

Approval of the Amendment to the Company’s Articles

Shareholders will be asked to pass, with or without variation, the Articles Amendment Resolution.

Management recommends a vote FOR a special resolution to approve amendments to the Company’s Articles to create new classes of Preferred Shares (as defined below) issuable in series and attach special rights and restrictions to the Common Shares and Preferred Shares. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the Articles Amendment Resolution.

6.

Other Business

The Company is not aware of any other business that may be raised at the Meeting. If any other matters do arise, our management who is named in the proxy intend to vote on any poll using their best judgement. They will exercise discretionary authority when considering any amendments or variations of matters set out in the Notice of Meeting, or other matters that may properly come before the Meeting or any adjournment.

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Except as set out in this Circular, or in the Company’s annual information form, annual financial statements and MD&A for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws and that are available through SEDAR+, no person who has been a director or executive officer of the Company, nor any proposed nominee for director of the Company, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Company’s last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

Audit Fees

The following table sets forth the aggregate fees billed by our current external auditors, PricewaterhouseCoopers LLP, Vancouver, British Columbia, Canada (PCAOB ID #271), unless stated otherwise, for the years indicated. The table includes fees billed to Old LAC for services related to the Separation and fees billed to LAC. All fees relating to the Separation have been included in 2023.

	December 31, 2022	December 31, 2023
Audit Fees(1)	0	669,418
Audit-Related Fees(2)	0	0
Tax Fees(3)	0	17,122
All Other Fees(4)	0	0
Total Fees	0	686,539

Notes:

(1)
Audit Fees. This category includes the fees for the audit of our financial statements and fees for the audit and review of carve-out financial statements relating to the Separation. Fees for services received before and after the Separation were paid or accrued by Old LAC and LAC respectively.
(2)
Audit-Related Fees. This category includes assurance and related services that are reasonably related to the performance of the audit or review of the financial statements that are not reported under Audit Fees.
(3)
Tax Fees. This category includes the fees for professional services rendered for tax advice relating to the Arrangement. These fees were paid by Old LAC.
(4)
All Other Fees. This category includes products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees or Tax Fees.

2024 Management Information Circular 15

4 Amendment to the Company’s Articles

The Articles Amendment

Under the Business Corporations Act (British Columbia) (the “BCBCA”) and the Articles, amendments to the Articles requires approval by a special resolution of the Shareholders and, as such, an affirmative vote of not less than two-thirds (2/3rd) of the votes cast at the Meeting.

At the Meeting, Shareholders will be asked to pass a special resolution authorizing amendments to the Notice of Articles and Articles of the Company to:

a)
alter the Company’s authorized share capital to create (i) a voting class of an unlimited number of preferred shares without par value, issuable in series; and (ii) a non-voting class of an unlimited number of preferred shares without par value, issuable in series (collectively, the “Preferred Shares”); and
b)
amend the Articles and Notice of Articles of the Company attaching special rights and restrictions to the Common Shares and Preferred Shares, (collectively, the “Articles Amendment”).

Shareholders are being asked to consider and, if thought fit, pass a special resolution approving the Articles Amendment. The full text of the special rights and restrictions attaching to the Common Shares and the Preferred Shares is attached here to as Schedule “A”.

Creation of New Classes of Preferred Shares

The Board believes that the creation of the new classes of Preferred Shares, issuable in series (sometimes referred to as blank cheque preferred shares) will provide management with greater flexibility in raising capital for the Company.

While there are no present plans or arrangements to use the Preferred Shares at this time, the Preferred Shares would permit the Board to negotiate with potential investors regarding the rights and preferences of a series of Preferred Shares that may be issued to meet market conditions and financing opportunities as they arise, without the expense or delay in connection with calling a Shareholders’ meeting to approve specific terms of any class or series of Preferred Shares. The Preferred Shares may be used by the Company for any appropriate corporate purpose, including, without limitation, as a means of obtaining additional capital for use in the Company’s business and operations.

The Board will be empowered to fix the number of shares in each series of each class of the Preferred Shares and to attach special rights or restrictions to the shares of that series, before the issuance of shares of any particular series. The Board will have the authority to fix, among other things, the number of shares constituting any such series, the identifying name of the series, the voting rights in respect of the voting Preferred Shares, and other special rights or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation rights of the shares constituting any series.

The authority possessed by the Board to create and issue Preferred Shares could potentially be used to discourage attempts by others to obtain control of the Company through a merger, take-over bid offer, proxy contest or otherwise by making such attempts more difficult or costly to achieve. The Board has not proposed the Articles Amendment with the intention of discouraging take-over bids, proxy contests or other attempts to obtain control of the Company. Rather, the proposed Articles Amendment has been prompted by business and financial considerations, as set out above, and it is the intended purpose of the Articles Amendment to provide greater flexibility to the Board in considering and planning for our potential future corporate needs. However, as noted, the availability of Preferred Shares for issuance may have the effect of discouraging a merger, tender offer, proxy contest, or other attempt to obtain control of the Company. There are no plans or arrangements to use the Preferred Shares at the present time. Additionally, the Board may issue Preferred Shares without Shareholder approval and with voting and conversion rights, which could adversely affect the voting power of Common Shares.

Pursuant to the BCBCA, no special rights or restrictions attached to a series of Preferred Shares shall confer on that series priority over any other series of Preferred Shares in respect of: (a) dividends, or (b) a return of capital in the event of the liquidation, dissolution or winding up of the Company or on the occurrence of any other event that entitles the Shareholders holding Preferred Shares to a return of capital.

The full text of the special rights and restrictions attaching to the Common Shares and the Preferred Shares is attached here to as Schedule “A”.

The Articles Amendment Resolution

At the Meeting, the following resolution (the “Articles Amendment Resolution”), with or without variation, will be placed before the Shareholders:

BE IT RESOLVED THAT, as a special resolution of the Shareholders of the Company:

1.
the authorized share capital of the Company be altered by the creation of an unlimited number of voting preferred shares without par value, issuable in series;
2.
the authorized share capital of the Company be altered by the creation of an unlimited number of non-voting preferred shares without par value, issuable in series;
3.
there be created and attached to the common shares, voting preferred shares and the non-voting preferred shares the special rights and restrictions set out in Part 26 and Part 27 of the articles of the Company as adopted by paragraph 4 of these resolutions;
4.
the articles of the Company be altered by creating and adopting as Part 26 and Part 27 of the articles of the Company the Part 26 and Part 27 attached hereto as Schedule “A”;
5.
the Notice of Articles and Articles of the Company be amended to reflect the above changes;
6.
the amendment to the Notice of Articles and Articles of the Company will take effect immediately after the alteration of the Notice of Articles of the Company is filed with the British Columbia Registrar of Companies; and
7.
any director or officer of the Company is hereby authorized to execute and deliver the amended Notice of Articles and amended Articles of the Company and to execute, whether under corporate seal or otherwise, and deliver all such other documents and to do all such acts and things that such director or officer may, in his or her sole discretion, deem to be necessary or desirable to give effect to the foregoing.

The Board believes that the Articles Amendment Resolution is in the best interests of the Company and therefore unanimously recommends that Shareholders vote FOR the Articles Amendment Resolution amending the Company’s Articles as attached hereto as Schedule “A”. The persons named in the accompanying proxy intend to vote FOR a special resolution to approve amendments to the Company’s Articles to create new classes of Preferred Shares issuable in series and attach special rights and restrictions to the Common Shares and Preferred Shares.

2024 Management Information Circular 17

DIRECTORS DISCLOSURE

Advance Notice for Nominations

Further to the Company’s advance notice requirements, any Shareholder who wishes to nominate a candidate to stand for election as a director must provide advance notice to the Corporate Secretary by personal delivery or email. Notice must be delivered at least 30 days before the date of the Meeting, resulting in a delivery date no later than Wednesday, April 24, 2024. Additional advance notice requirements are set out in the extract of the advance notice provision from the Company’s Articles available on our website (www.lithiumamericas.com).

Majority Voting Policy

The Company has a majority voting policy that establishes requirements for the election of directors at uncontested meetings of Shareholders (the “Majority Voting Policy”). Under the policy, nominees are required to stand for election individually and not as a slate. Any nominee who receives a majority of “withheld” or “against” votes (50% + 1) is deemed to have tendered their resignation to the Board. The Board has the discretion, on recommendation from the G&N Committee, to decline any deemed resignation within 90 days of the meeting at which the election occurred, but doing so will require the Company to issue a press release pursuant to the Majority Voting Policy. The nominee would be excluded from Board and committee meetings until a decision is made on whether to accept the nominee’s deemed resignation. Any acceptance of a deemed resignation will create a vacancy on the Board that can be filled as permitted by applicable corporate law in British Columbia, including a Board appointment of a new nominee.

Diverse and Independent Board with Lithium Industry Experience

5 of 8	2 of 8	3 of 8	7 of 8

nominees are “independent”	nominees are women (both of whom are independent)	nominees are of diverse ethnicities	nominees have lithium industry experience at a level of general competency or above

Nominees

The following tables set out information regarding nominees for election as directors, including the names, province or state and country of residence, the offices they hold within the Company, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director, areas of expertise, attendance of meetings during the 2023 fiscal year (if applicable) and the number of securities of the Company that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Committees of our Board are abbreviated in the tables as follows:

A&R Committee	Audit and Risk Committee
G&N Committee	Governance and Nomination Committee
C&L Committee	Compensation and Leadership Committee
S&S Committee	Safety and Sustainability Committee
TC	Technical Committee

Kelvin Dushnisky Director and Executive Chair Toronto, Ontario, Canada NON-INDEPENDENT DIRECTOR AGE: 60

Mr. Dushnisky is the Executive Chair of the Company. He joined the Board in October 2023, and served as a Director of Old LAC from June 2021 to October 2023. Mr. Dushnisky served as Chief Executive Officer and a member of the Board of Directors of AngloGold Ashanti Ltd. From 2018 to 2020. There he led the execution of the organization’s strategic priorities and oversaw a global portfolio of mining operations and projects in Africa, South America and Australia, along with exploration interests and investments in Canada and the USA. Prior to AngloGold Ashanti, Mr. Dushnisky had a sixteen-year career with Barrick Gold Corporation (“Barrick”), ultimately as its President and a member of the Barrick Board of Directors. Prior to Barrick, Mr. Dushnisky held senior executive and board positions with a number of private and listed companies. Mr. Dushnisky holds a B.Sc. (Hon.) degree from the University of Manitoba and M.Sc. and Juris Doctor degrees from the University of British Columbia. He is a member of the Law Society of British Columbia and the Canadian Bar Association. Among numerous other industry and related associations, Mr. Dushnisky is past Chair of the World Gold Council and a former member of the International Council on Mining and metals (ICMM) CEO Council and accenture Global Mining Council. Mr. Dushnisky is a past member of the Board of Trustees of the Toronto-based University Health Network (UHN).

2023 Annual General Meeting (“AGM”) Voting Results	Other Public Company Boards and Committees
N/A	B2Gold Corp. Chair of the Board Member of the Corporate Governance and Nominating Committee
Doman Building Materials Group Ltd. Member of the Audit Committee Member of the Nominating and Corporate Governance Committee Member of the Compensation Committee
Rigel Resource Acquisition Corp. (“Rigel”)*

* Note: On March 11, 2024, Rigel announced a business combination with Blyvoor Gold Resources Proprietary Limited and Blyvoor Gold Operations Proprietary Limited (together, “Aurous”), expected to close in the second half of 2024. Mr. Dushnisky will not join the new board following the completion of such business combination of Rigel and Aurous.

2024 Management Information Circular 19

Securities Ownership of Mr. Dushnisky
Common Shares	Options	RSUs	DSUs	PSUs	Total
30,000	–	295,936	10,548	115,292	351,776
(1) Share Based Awards including RSUs, DSUs and PSUs are described in the Executive Compensation section below.

Michael Brown Director Henderson, Nevada, USA INDEPENDENT DIRECTOR AGE: 65

Mr. Brown joined the Board on October 3, 2023. He is a Fellow at the Lincy Institute at the University of Nevada, Las Vegas. He joined UNLV following service in the Cabinet of Governor Sisolak of Nevada; first as Director of the Department of Business & Industry and then as Executive Director of the Governor’s Office of Economic Development. Previously, Mr. Brown served as President of Barrick Gold North America, a subsidiary of Barrick Gold Corporation from 2015 to 2018 after serving in roles of increasing responsibility with Barrick since 1994. He is a former member of the executive committee of the U.S. National Mining Association and a past Chairman of the Nevada Mining Association. Mr. Brown holds an MBA from George Washington University. In 2023 Mr. Brown completed the Public Company Directors’ Consortium at the Stanford Graduate School of Business.

2023 AGM Voting Results	Other Public Company Boards and Committees
N/A	N/A

Securities Ownership of Mr. Brown
Common Shares	Options	RSUs	DSUs	PSUs	Total
3,101	–	–	4,974	–	8,075
(1) Share Based Awards including RSUs, DSUs and PSUs are defined and described in the Director Compensation section below.

Fabiana Chubbs Director Vancouver, British Columbia, Canada INDEPENDENT DIRECTOR AGE: 58

Ms. Chubbs joined the Board in October 2023, and served as Director at Old LAC from June 2019 to October 2023. Ms. Chubbs served as the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado Gold Corporation in 2007 and led Treasury and Risk Management functions until accepting the Chief Financial Officer position. Prior to joining Eldorado Gold Corporation, Ms. Chubbs was a Senior Manager with PwC Canada. During her ten years at PwC Canada, she specialized in audit of public mining and technology companies. Ms. Chubbs started her career in her native Argentina, with experience divided between PwC Argentina and IBM. Ms. Chubbs holds dual degrees from the University of Buenos Aires, including a Certified Public Accountant bachelor’s degree, and a Bachelor of Business Administration degree. Ms. Chubbs is a Chartered Professional Accountant in Canada. Ms. Chubbs also serves on the board of Royal Gold, Inc.

2023 AGM Voting Results	Other Public Company Boards and Committees
N/A	Royal Gold, Inc. Member of the Audit and Finance Committee

Securities Ownership of Ms. Chubbs
Common Shares	Options	RSUs	DSUs	PSUs	Total
8,816	–	–	40,497	–	49,313
(1) Share Based Awards including RSUs, DSUs and PSUs are defined and described in the Director Compensation section below.

2024 Management Information Circular 21

Jonathan Evans Director, President and CEO Atlanta, Georgia, USA NON-INDEPENDENT AGE: 54

Mr. Evans is the President and Chief Executive Officer of the Company, and is also a Director of the Company, since October 2023 as at the Separation. He was a Director of Old LAC from June 2017 to October 2023, and served as its President from August of 2018 and as Chief Executive Officer from May of 2019 to October 2023. Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and General Manager for the Lithium Division at FMC Corporation (USA), and as the Chief Operating Officer of DiversiTech Corporation, a portfolio company of the private equity group, Permira. Mr. Evans has also held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric. He holds a Bachelor of Science degree in mechanical engineering from Clarkson University and an MSc from Rensselaer Polytechnic Institute.

2023 AGM Voting Results	Other Public Company Boards and Committees
N/A	N/A

Securities Ownership of Mr. Evans
Common Shares	Options	RSUs	DSUs	PSUs	Total
438,600	–	493,652	9,747	245,012	1,187,011
(1) Share Based Awards including RSUs, DSUs and PSUs are defined and described in the Executive Compensation section below.

Yuan Gao Lead Independent Director Broomfield, Colorado, USA INDEPENDENT DIRECTOR AGE: 61

Dr. Yuan Gao joined the Board in October 2023 and served as Director of Old LAC from September 2019 to October 2023. He was the Vice Chairman of the board of Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd, a leading producer of cathodes for lithium-ion batteries, from September 2019 to May 2023, having served as President and CEO from May 2014 to September 2019. Previously, Mr. Gao served as Vice President at Molycorp Inc., and as Global Marketing Director and Technology Manager at FMC Corporation (USA). Mr. Gao holds a BSc from the University of Science and Technology of China, and a PhD in Physics from the University of British Columbia. He has also completed Executive Education at The Wharton Business School, University of Pennsylvania.

2023 AGM Voting Results	Other Public Company Boards and Committees
N/A	N/A

Securities Ownership of Mr. Gao
Common Shares	Options	RSUs	DSUs	PSUs	Total
3,231	–	–	31,909	-	35,140
(1) Share Based Awards including RSUs, DSUs and PSUs are defined and described in the Director Compensation section below.

2024 Management Information Circular 23

Zach Kirkman Director Austin, Texas, USA NON-INDEPENDENT DIRECTOR AGE: 39

Mr. Kirkman is GM’s nominee to the Board and has served as a Director of the Company since October 2023. He is the Vice President, Global Corporate Development and President, GM Ventures of General Motors Company since January 2023, and prior to that served as the Head of Corporate Development, Merger and Acquisitions of Tesla, Inc. from August 2016 to December 2022. Mr. Kirkman has extensive M&A and investing experience gained during his time leading the corporate development teams of GM and Tesla Inc., and previously as part of Apple Inc.’s corporate development department. He holds an MBA from Massachusetts Institute of Technology, and Bachelor of Science from California Polytechnic State University, San Luis Obispo.

2023 AGM Voting Results	Other Public Company Boards and Committees
N/A	N/A

Securities Ownership of Mr. Kirkman
Common Shares	Options	RSUs	DSUs	PSUs	Total
–	–	–	–	–	–

(1) Share Based Awards including RSUs, DSUs and PSUs are defined and described in the Director Compensation section below. Pursuant to the GM Investor Rights Agreement between LAC and GM, GM Investor Rights Agreement, a director’s fee would be payable to Mr. Kirkman based on Mr. Kirkman’s service on the Board unless GM waives the fee. GM waived the director’s fee and as such Mr. Kirkman does not receive director compensation as the GM director nominee on the Board.

Jinhee Magie Director Toronto, Ontario, Canada INDEPENDENT DIRECTOR AGE: 56

Ms. Magie joined the Board in October 2023, and served as a Director at Old LAC from June 2021 to October 2023. Ms. Magie served as the Chief Financial Officer and Senior Vice President of Lundin Mining Corporation (leading diversified base metals producer) from October 2018 to September 2022, overseeing financial reporting, treasury, tax, and information technology (including cybersecurity). She joined Lundin in 2008, serving in various roles of increasing responsibility, including nine years as Vice President, Finance. With over 25 years of experience, Ms. Magie began her career with Ernst & Young and has held progressively more senior roles in public companies, with the last 15 years in the mining industry. Before joining Lundin, Ms. Magie was the Director of Corporate Compliance for LionOre Mining International Ltd. She has extensive experience in acquisitions and divestitures, public and private equity fundraising and public company reporting. Ms. Magie holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Professional Accountant (CPA, CA).

2023 AGM Voting Results	Other Public Company Boards and Committees
N/A	Anglogold Ashanti PLC Member of the Audit and Risk Committee Member of the Investment Committee Star Royalties Ltd. Chair of the Compensation Committee Member of the Audit and Risk Committee

Securities Ownership of Ms. Jinhee
Common Shares	Options	RSUs	DSUs	PSUs	Total
–	–	1,079	12,997	–	14,076
(1) Share Based Awards including RSUs, DSUs and PSUs are defined and described in the Director Compensation section below.

2024 Management Information Circular 25

Philip Montgomery Director Dalkeith, Western Australia, Australia INDEPENDENT DIRECTOR AGE: 60

Mr. Montgomery joined the Board in October 2023. Mr. Montgomery is a non-executive Director at Walkabout Resources Ltd. He brings extensive global experience in major capital projects. Over his 35-year career at BHP Group Limited and its predecessor organizations, Mr. Montgomery worked across various geographies and commodities, demonstrating expertise in leading assets and projects as well as senior corporate roles, including Chief Growth Officer, Global Head of Group Project Management and Vice President – Projects. Mr. Montgomery is a Professional Engineer and holds a B.Sc. in Mechanical Engineering and Business management from Oxford Brookes University.

2023 AGM Voting Results	Other Public Company Boards and Committees
N/A	Walkabout Resources Ltd. Member of the Audit Committee Chair of the Remuneration Committee

Securities Ownership of Mr. Montgomery
Common Shares	Options	RSUs	DSUs	PSUs	Total
–	–	–	3,398	–	3,398
(1) Share Based Awards including RSUs, DSUs and PSUs are defined and described in the Director Compensation section below.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the knowledge of the Company, no director or proposed director of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company that:

(a)
while that person was acting in that capacity was the subject of a cease trade order or similar order, or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or
(b)
was subject to an event that resulted, after the director ceased to be a director or executive officer of the company, in the company being the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

To the knowledge of the Company, no director, except as to Philip Montgomery as disclosed below, proposed director or executive officer of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, no director or proposed director of the Company has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

In October 2021, Salt Lake Potash, an Australian company of which Philip Montgomery was a director of at the time, voluntarily declared the company insolvent and appointed KPMG LLP as receivers.

2024 Management Information Circular 27

CORPORATE GOVERNANCE

Corporate Governance Overview

The Board believes that good corporate governance is important to our effective performance and plays a significant role in protecting Shareholders’ interests and maximizing Shareholder value.

Governance Highlights
Board independence and composition	✓

Independence. The Board is composed of a majority of independent directors, and 100% of the A&R Committee, C&L Committee and G&N Committee members are independent. Our Lead Independent Director and Chairs of the committees are all independent.

✓

Committees. Five committees with written mandates oversee key functional areas within our organization, including audit, risk, governance, compensation, safety, health, environment, sustainability, technical, nomination and leadership succession planning matters.

	✓	In-Camera Sessions. Independent directors have the opportunity to meet in camera at every Board and committee meeting.
Oversight and strategy	✓

Oversight and Strategy. The Board or its committees oversee corporate strategy, enterprise risk management, health, safety and Environmental, Social and Governance (“ESG”) matters, the Code (as defined below) and ethics matters, corporate culture, human capital and talent retention, compensation and succession planning, whistleblower matters, insurance and cybersecurity. An annual corporate strategy session is held by executives and the Board.

Governance practices	✓

Diversity Initiative. As our organization continues to grow, we support diversity in our hiring practices as one aspect of finding the most qualified candidates for internal roles and on our Board. Two of our independent directors are women, and three of our directors come from ethnically diverse backgrounds. The Lithium Americas senior management team includes four females, along with three individuals from ethnically diverse backgrounds. Further details regarding diversity are included in the Diversity section.

	✓	Ethical Business Conduct. Our Code applies to everyone within our organization, directors and consultants we do business with.
	✓	Share Ownership Requirements. Share ownership guidelines for executive officers and independent directors were adopted in 2023 to align their interests with those of shareholders.
	✓	Qualified Board. We assess board composition through a skills matrix assessment to evaluate whether Board composition aligns with the Company’s current needs.
	✓	Annual Performance Assessments. The Board and committees conduct performance assessments of their effectiveness and that of individual directors.
	✓	Board Mandate and Position Descriptions. We have a Board mandate, governance framework, and formal position descriptions for the Board Chair, CEO and CFO roles.
	✓	Board Education. We have an orientation program for new directors, and an annual board education program.
Shareholder voting and rights	✓	Annual Election and Majority Voting. Directors stand for election annually at the meeting of Shareholders, and are elected by majority vote pursuant to our Majority Voting Policy (no slate voting).
	✓	No Dual Class or Non-Voting Shares. We currently have a single class of Common Shares whose holders are entitled to call meetings and vote.

Lithium Americas’ governance practices are based on a number of sources, including:

•
National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance Disclosure Rules”);
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National Policy 58-201 – Corporate Governance Guidelines, which sets out best practices for sound governance;
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The Sarbanes-Oxley Act of 2002 as amended from time to time (“SOX”);
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Toronto Stock Exchange (“TSX”) corporate governance guidelines; and
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NYSE corporate governance standards that apply to foreign private issuers.

Our governance practices meet the requirements of Canada and the United States that apply to us, as well as meeting the requirements for companies listed on the TSX, and for a foreign private issuer listed on NYSE. A statement as to how our governance practices differ from NYSE standards applicable to domestic issuers is available on our website (www.lithiumamericas.com).

We keep informed about changes to governance best practices, and incorporate them to keep our practices current, based on our stage of development and internal business requirements.

Lithium Americas’ overall corporate governance practices, including certain policies and protocols related thereto, are summarized below.

About the Board

Role and Mandate

The Board is responsible for the stewardship of the Company and for the oversight of the Company’s management and the management of its business. This includes setting long-term goals and objectives for the Company, formulating plans and strategies necessary to achieve stated objectives and supervising management in their implementation of stated objectives. Accordingly, and in addition to those matters that must, by law, be approved by the Board, the main duties of the Board are, among others:

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Approving the issuance of any securities of the Company;
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Approving the incurrence of any debt by the Company outside the ordinary course of business;
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Approving material investments, dispositions, joint ventures and any other major initiatives outside the scope of approved budgets;
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Reviewing and approving the annual capital and operating budgets, quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues;
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Reviewing and approving major deviations from the capital and operating budgets;
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Approving the annual financial statements and quarterly financial statements, including the MD&A, information circulars, annual reports, offering memorandums, prospectuses and other disclosure documents as deemed necessary;
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Appointing and monitoring the performance of senior executive officers, formulating succession plans for senior executive officers and, with the advice of the committee overseeing compensation matters, approving the compensation of senior executive officers;
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Reviewing the principal risks inherent to the business, including financial risks, through periodic reports from management of such risks. This review takes place in conjunction with the Board’s review of operations and risk issues. Ensuring policies and processes are in place for identifying principal business risks and opportunities for the Company, addressing the extent to which such risks are acceptable to the Company, and ensuring that appropriate systems are in place to manage risks;
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Reviewing and approving the Company’s strategic plans, long-term strategy, organizational development plans and adopting a strategic planning process and monitoring the Company’s performance;

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Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of Committees of the Board and establishing a process for monitoring the Board and its directors on an ongoing basis;
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Appointing committees of the Board, including the A&R Committee, the G&N Committee, the C&L Committee, the S&S Committee and the Technical Committee, and if desirable an advisory committee (comprised of non-board members) and other board committees and delegating to any such committee powers of the Board as appropriate and legally permissible;
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Nominating the candidates for the Board to the Shareholders, based on recommendations from the G&N Committee responsible for overseeing Board nominations;
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Determining whether individual directors meet the requirements for independence under applicable regulatory requirements;
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Monitoring the ethical conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements;
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Assessing the integrity of the Company’s internal controls, financial reporting and management information systems, and ensuring appropriate policies and processes are in place;
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Ensuring appropriate policies and processes are in place to ensure the Company’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting;
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Serving as a source of advice to senior management, based on directors’ expertise and experience;
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Ensuring that at least one meeting per year is to be devoted substantially to a review of strategic plans proposed by management;
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Ensuring evaluations of the Board and committees are carried out at least annually; and
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Monitoring Board responsibilities and other Board policies from time to time and propose modifications as applicable.

Although the Board delegates the responsibility for managing the day-to-day affairs of the Company to management, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its operations. Therefore, the Board needs to be satisfied that the Company’s management will manage the affairs of the Company in the best interest of the Shareholders, and that the arrangements made for the management of the Company’s business and affairs are consistent with the Board’s duties.

The Board’s responsibility for these items is reflected in a Corporate Governance Framework sets out the written terms of reference for the Board’s authority, responsibility and function. The Corporate Governance Framework is also available on our website (www.lithiumamericas.com).

Independence

The Board currently has eight members of whom five qualify as independent directors, being a majority, under the Corporate Governance Disclosure Rules. This includes our Lead Independent Director, Dr. Yuan Gao. Our A&R Committee, C&L Committee and G&N Committee are also comprised entirely of independent directors, including the chairs of each committee. The independent directors are: Michael Brown, Fabiana Chubbs, Yuan Gao, Jinhee Magie and Philip Montgomery.

The non-independent directors of the Company are Kelvin Dushnisky, who is the Executive Chair; Jonathan Evans, who is the President and Chief Executive Officer (“CEO”) of the Company; and Zach Kirkman, who is a representative of GM, which has a commercial relationship with the Company. Generally independence of a director means that the individual is not an employee or member of management of the company or any subsidiary, receives no compensation from the company or a subsidiary except compensation for serving as a director on the board of directors, and generally the individual has no conflicts of interest or other ties to management, the company or a subsidiary that would lead to a determination that the individual is unable to exercise judgement independent of management. These same considerations extend to immediate family members of the individual.

Directors on our Board with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on the transaction or agreement at issue. The Board also forms special committees as needed, comprised of only independent directors, to evaluate proposed related party transactions and ensure that independent judgment is used to evaluate the transaction, free of any potential or actual conflict of interest, or for other purposes as needed and determined by the Board in its sole discretion. Dr. Gao has been appointed as the Lead Independent Director by the Board and is responsible for ensuring that the directors who are independent have opportunities to meet without executives and non-independent directors, as required. Discussions among the independent directors will be led by the Lead Independent Director who will provide feedback subsequently to the Executive Chair.

Our Common Shares are dual-listed in Canada and the U.S. NYSE requirements and U.S. securities laws set out different requirements for determining director independence than TSX requirements and securities laws in Canada. As a "foreign private issuer" under U.S. securities laws, the Company is permitted to follow Canadian requirements (as our home country) instead of certain NYSE corporate governance standards, including director independence but this does not apply to audit committee independence requirements under U.S. securities laws. The three members of our A&R Committee satisfy the independence requirements of Rule 10A-3 under the Exchange Act.

Role of the Executive Chair

The Executive Chair leads the Board and is responsible for managing the affairs of the Board to ensure that it functions effectively and efficiently. The Company has developed a written description for the role of the Executive Chair. Among other things, the responsibilities of this role include:

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liaising with the CEO and senior management team to facilitate an effective relationship between management and Board members;
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monitoring the Company's performance pursuant to its business plan, annual budgets and policy implementation;

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providing input and support to the CEO and management team on the execution of the Company's objectives across the business;
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chairing meetings of the Board and liaising with the Corporate Secretary in respect of meeting logistics, and to ensure all required business and items requiring approval are brought before the Board;
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facilitating in-camera sessions at Board meetings without the presence of management, and the Lead Independent Director facilitates an in-camera session of the independent directors at the end of each Board meeting;
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ensuring the proper flow of information between management and the Board;
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chairing meetings of shareholders; and
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exercising the authority of the CEO in the event that the CEO is unable to act for any reason, and action on the CEO's part is urgently required.

Strategic Planning

The Board and management conduct an annual strategic planning session to discuss updates to the Company’s strategy. This meeting typically occurs prior to the budget approval process to facilitate the Board’s review of proposed budgets, taking into consideration the overall corporate strategy and direction of the Company. Financial forecasts for the Company are also presented to the Board together with a fulsome review of the Company’s risk assessment matrix under its enterprise risk management system.

The Board exercises its oversight of management’s performance on execution of the Company’s strategy by receiving:

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presentations from management at least quarterly on items including the status of the Company's projects and development operations including construction and development activities, budget performance to date, safety and health, community relations, the environment and sustainability, public affairs, litigation involving the Company's material projects, investor relations matters, and human resources; and
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informal updates from management on material developments or items of interest to directors.

ESG Approach

Strategy

Lithium Americas’ ESG vision is to create shared value by engendering a safe, environmentally responsible and inclusive lithium company. We are committed to creating shared value through responsible and sustainable resource development by prioritizing the health and safety of our people, respecting the environment by minimizing our environmental impact, building engaging long-term relationships with our stakeholders and adhering to the highest governance standards. We have implemented an ESG strategy with the goal of positioning Lithium Americas as a key participant and enabler in the transition to a low-carbon economy.

Our ESG strategy is based on four pillars including a vision statement, commitments and priorities to advance the strategy in 2024. On an annual basis, we review and update our ESG strategy and material topics and priorities and report on them in an ESG report.

ESG Vision and Priorities

ESG-S Vision
To create shared value by being a safe, environmentally responsible and inclusive lithium company
Commitments and Priorities

A steward of the Earth: respect the environment and minimize our impact on surrounding areas by adopting innovation and continuous improvement to exceed environmental performance beyond what is required by regulatory standards.

A community partner and employer of choice: be an inclusive employer and neighbor by enhancing policies and procedures to manage ESG-S risk and opportunities and to maximize value for stakeholders.	A culture of precautions: build a culture of safety-based behavior and decision making to support our goal of zero harm through best practices, risk prevention and regulatory compliance.

A company to be proud of: hold ourselves against the highest level of governance standards by focusing on ESG-S issues and opportunities that are material to the company or its stakeholders and update and evolve our policies and procedures to manage ESG risk.

Initiative for Responsible Mining Assurance (“IRMA”)

Lithium Americas is an IRMA Pending Member, which means the Company commits to having its projects audited against the new draft IRMA Ready Standard for exploration and development within 12 months of the standard’s adoption.

IRMA is currently among the most stringent ESG standards for mining with a strong emphasis on external assurance and stakeholder engagement. In April 2022, the Company voluntarily assessed Thacker Pass in a pilot for the draft IRMA Ready Standard for Responsible Mineral Exploration and Development. The Company has since initiated an IRMA Ready gap analysis to prepare for a formal external audit in 2025, following IRMA’s integration of the IRMA Ready Standard into the broader IRMA Standard for Responsible Mining.

Environmental

In 2022, we worked with a leading global engineering firm to baseline our expected operational Scope 1 (direct) and Scope 2 (indirect) greenhouse gas (GHG) carbon emissions intensity for Thacker Pass, including benchmarking against comparable peer projects for which carbon intensity is publicly disclosed.

For Thacker Pass, expected operational Scope 1 and Scope 2 carbon intensity per tonne of lithium carbonate (tCO2e/tLi2CO3e) is expected to be approximately 40% less than mining peers, placing it in a competitive position relative to other South American-based brine operations and substantially lower than U.S. and Australian-based spodumene operations. In the first half of 2023, we baselined expected operational Scope 3 carbon intensity for Thacker Pass. The environmental and project teams are working together to identify opportunities to further reduce overall expected carbon intensity.

We have partnered with the University of Nevada, Reno (UNR) Department of Mining and Metallurgical Engineering at the Mackay School of Earth Sciences and Engineering to assess the socioeconomic and environmental footprint for the Thacker Pass project. Professor Ehsan Vahidi, Ph.D. will run the two-year program, which will include developing a lifecycle inventory database, quantifying the environmental performance of lithium production from claystone ore

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and analyzing the socioeconomic impacts from activity at Thacker Pass along with the impacts of other lithium production facilities around the world.

Social

In October 2022, building on several years of engagement and relationship-building, a Community Benefits Agreement was jointly signed with the Fort McDermitt Paiute Shoshone Tribe (the “Tribe”) to establish a framework for continued collaboration and to define the long-term benefits for the Tribe. The Tribe is the closest Native American community to the project site, located approximately 40 miles from Thacker Pass. The Community Benefits Agreement is intended to provide infrastructure development, including an on-site preschool, daycare, playground cultural facility and communal greenhouse. The Community Benefits Agreement will also provide the Tribe with training and employment opportunities for members of the Tribe; funding to support cultural education and preservation work by the Tribe; and business and contracting opportunities between the parties.

The Company is committed to hiring locally where possible and has been working with Great Basin College to offer a Workforce Development Training program to local communities and the Tribe. In Q2 2023, a Tribe member and a McDermitt resident were among the first local people hired to help the geophysics team prepare for major construction.

The communities of Orovada and Kings Valley are the closest communities to Thacker Pass, located approximately 18 and 5 miles from the site, respectively. For nearly two years, the Company has met regularly with local community members for the purpose of identifying community concerns and developing ways to address them. As construction activities began, the Company increased its community outreach through open houses, one-on-one meetings and tours of the Lithium Technical Development Center in Reno, Nevada.

The Company collaborated with the Humboldt County School District and the BLM to finalize the design and location of a new K-8 school in Orovada. Construction of the new school is expected to be 100% funded by the Company. Detailed engineering and construction planning work is currently underway.

The traffic improvements at the intersection of US-95 and SR293 in the Town of Orovada were developed in consultation with the local communities and completed in July 2023 in coordination with the Nevada Department of Transportation.

Acceleration and deceleration lanes were added at the entrances into Thacker Pass. The new lanes conform to Nevada Department of Transportation specifications and ensure local traffic is not hindered by construction activity.

ESG Governance

We have integrated oversight of ESG matters into our governance structure, with primary oversight at the Board level being delegated primarily to the S&S Committee for health and safety, environmental, sustainability and social matters. Direct responsibility for sustainability matters rests with the President & CEO, with execution oversight by the Vice President, Investor Relations and ESG, who works in close collaboration with executive management, site teams and corporate departments, to establish goals and targets, and to measure our progress against key performance indicators.

We are also working to develop policies to address and formalize our commitment and expected performance in emerging social and humanitarian issues of concern to our employees and our stakeholders. In 2023, the Company adopted a DEI (diversity, equality and inclusion) policy.

Policies under development in 2024 include Human Rights, and Integrity Policy covering anti- bribery and anti-corruption.

In the second half of 2023 upon Separation, the Company’s governance documents including the Corporate Governance Framework and committee charters were all reviewed and updated based on current standards. Other policies adopted in 2023 include Majority Voting, Share Ownership and Securities Trading. Internal policies include Drug and Alcohol.

ESG Risk Management

We prepare an annual ESG-Safety (ESG-S) report, in which we report under the Global Reporting Initiative (GRI) on material issues identified through a stakeholder engagement process. Our 2022-2023 report for the period January 1, 2022 to June 30, 2023 is available on our website and we expect to publish a 2023 report for the period January 1, 2023 to December 31, 2023 in mid-2024.

Our risk reduction strategy for ESG-related risks is focused on complying with applicable local laws, rules, regulations and requirements and integrating material ESG-related risks into our enterprise risk management system for purposes of oversight at the corporate and operations level. See Risk Management for further details.

Diversity

Lithium Americas has significant assets and a development project in North America. We enjoy a multi-faceted and multi-cultural work force that brings a wide array of experience, knowledge, background, culture and heritage to the business.

Diversity encompasses the varied characteristics that make individuals unique from one another, whether that be gender, ethnicity, age, race, religion, disability, cultural and socio-economic background, nationality, sexual orientation, language, educational background, expertise, viewpoints and opinions. Diversity encourages varied perspectives and an enhanced ability to critically evaluate how the Company operates and interacts with various stakeholders. Awareness and promotion of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. These attributes also assist us in integrating international business standards and practices into all our operations, while being mindful of regional and local norms. We believe that diversity and inclusion are complementary to Lithium Americas’ long-term success.

While gender is only one aspect of diversity, it is of high importance to Lithium Americas. Mining has historically been considered a male-dominated industry. Consequently, there has been traditionally low representation of female employees and leaders. Although we have a high level of female employees at the corporate level, we seek to increase the number of women holding senior leadership roles throughout our organization and extending up to the Board level.

We consider the principle of diversity when recruiting, developing and appointing Board members and members of the senior management team, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company. While recruitment will primarily be merit-based, in order to ensure that their composition will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present levels of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity may have on our business.

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We have implemented a Diversity, Equity and Inclusion (DEI) Policy to promote awareness and support equal opportunities through continued initiatives to build and maintain a diverse workforce. Our DEI vision is to cultivate and sustain an inclusive culture that embraces diversity and inspires each professional to achieve their highest potential in a supportive and equitable work environment. Our DEI strategy is based on company-wide priorities to actively support and advance DEI initiatives:

Employee Engagement	Building Competence	Embed in the Business	Recruitment and Retention	Review and Evaluate

• Cultivate culture and inclusions	• Education and training	• Business strategy, operations and processes	• Talent and development	• Data analytics, metrics and reporting

Our commitment to advancing diversity initiatives extends beyond the workplace with external initiatives and partnerships. We have joined CEO Action, the largest CEO-driven business commitment to drive measurable action and meaningful change in advancing diversity, equity and inclusion in the workplace. The coalition centers around four main pledge commitments: cultivate trusting workplaces, implementing and/or expanding unconscious bias education, sharing best and unsuccessful practices, and creating and sharing strategic inclusion and diversity plans.

The breakdown of gender diversity for our Board and senior management team, as of December 31, 2023 is set out below.

Board Diversity

The G&N Committee has the most direct impact on developing diversity among Board members, as a result of its responsibilities for overseeing Board composition and function, and with regard to the recruitment and nomination of new candidates for our Board. The Company has not adopted a formal policy or set formal targets for any categories of diversity on the Board or in senior management as of the date of this Circular. Although we do not have a formal policy, the G&N Committee does consider the level of representation of women on the Board in identifying and nominating director candidates. The committee reviews and considers the composition and diversity of the Board, including the process for identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates.

The Company supports gender diversity initiatives for public company boards, and has currently achieved 40% gender diversity among its independent directors (i.e. two of the five independent directors are female). Our philosophy is to recognize the valuable contributions made by people from diverse backgrounds, including but not limited to diversity of gender, ethnicity, experience and skillsets, which the Board determined is best achieved by recruiting the highest caliber individuals to act as directors, while also encouraging diversity on the Board and in executive officer and senior management positions to the extent possible. This has allowed us to achieve our goal of creating a Board that, as a whole, consists of individuals with varied and relevant career experience, knowledge of the mining industry and financial or other specialized expertise to support and oversee the Company’s progress from development stage to production. Based on the existing expertise and knowledge of the Company gained by current directors on the Board, we are not in a position to firmly commit to achieving 30% minimum Board gender diversity on or before the date of the 2024 annual meeting of Shareholders; however, we are committed to considering gender diversity on the Board as a whole when considering future candidates to join the Board, as and when changes to Board composition occur.

The G&N Committee will continue to monitor developments in this area while reviewing the Company’s practices, in light of its business plans, and recommend changes as needed.

Management Diversity

The Executive Chair and the CEO, together with the G&N Committee and C&L Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Company’s senior management team. As such, the committees, Executive Chair and CEO are in unique positions to directly affect the Company’s diversity when nominating, recruiting, hiring and promoting persons to senior management roles.

The Company and the committees consider the level of representation of women in executive officer and senior management positions when making internal appointments and in our hiring practices. This involves periodically reviewing the composition and diversity of the senior management team to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available, and for our interview processes, ensuring that candidates of different genders are considered for interviews.

While the Company recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Company is in our best interests and in the interests of stakeholders, we do not currently have any formal rules or policies in place with respect to targets for women on our executive team. The

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committee and our Board encourage the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Company; however, the committee and our Board wish to ensure the best candidate for the role is selected, which could be compromised by imposing targets.

Board Gender Diversity

The level of gender diversity for our Board of Directors since October 3, 2023 is set out below. As of the date of this Circular, two of the five independent directors nominated for election to the Board (40%) are women.

The A&R Committee is two-thirds (67%) female with a female Chair, and the G&N Committee is two-thirds (67%) female.

Year	Number of Directors who are Women
2023	2
2022	N/A
2021	N/A

Board Ethnic and Geographic Diversity

The Board has three independent directors nominees from ethnically diverse backgrounds. The breakdown of directors based on geographical location is set out below.

Year	Canada	United States	Australia
2023	3	4	1

Management Gender Diversity

Lithium Americas has one female executive officer and three additional members of the senior management team who are female.

The Company intends to continue to actively pursue diversity, including diversity of gender and ethnicity, in recruiting for leadership positions, while taking into account expertise and experience when recruiting for a particular role.

We aim to develop practices to limit potential unconscious bias throughout the recruitment, selection and promotion processes by fostering a diverse and inclusive environment where the ability to contribute and access employment opportunities is based on individual competence, qualification, experience and performance.

Our diversity initiatives will be expanded beyond the recruitment process to include retention of current employees with a focus on future career development opportunities through succession planning programs focused on the identification and development of diverse individuals within the organization.

Risk Management

Risk management at Lithium Americas is overseen by our A&R Committee, recognizing the importance of effectively managing risk by tracking risks identified throughout the organization, identifying material risks, and addressing those risks proactively as we continue to transition from development stage to a producing company. Our risk management program is led by our CFO, through our enterprise risk management system.

Enterprise Risk Management System

The Company has implemented a formal enterprise risk management system. The system identifies, tracks and analyzes various risks identified at the corporate level, and for our operating subsidiaries, including our significant equity investees. The system allows our management team to identify risks throughout the organization, assess the level of materiality, determine appropriate mitigation measures and report on material risks and response progress to the A&R Committee. Reporting to the committee occurs quarterly. We also maintain an insurance program as part of our risk management measures.

Key risks that the Company regularly tracks include the following:

Operational Risks

The Board receives regular updates from management in the form of monthly management reports and updates at quarterly meetings on the status of operations, material risks facing the operations and efforts to address or mitigate risks. Our operational risks relate mainly to our ability to complete development of and operate our lithium assets.

Health, Safety and Sustainability Risk Management

As we transition to becoming a lithium producer, our objective is to instill a strong culture of health and safety throughout the organization. For this reason, Lithium Americas has produced a Health & Safety Management System which includes an organizational structure, planning activities, responsibilities, practices, procedures, processes, and resources for developing, implementing, achieving, reviewing, and maintaining the health and safety policy. The Health & Safety Management System will be implemented according to a Safety Roadmap which is our guide to organize, plan, develop, and communicate the company’s safety philosophy, beliefs, and overall mission to reduce workplace risks, and create safety culture that is supported by all employees.

Moreover, our management team has launched a plan to implement a crisis response system to establish a process to address potential crises that may arise for our business. The plan started with the selection of a crisis response system and implementation planning work. Following that, simulation training was provided throughout the organization to allow us to test the system and provide preparedness training to our employees on how to respond to a number of different potential crisis scenarios, at the corporate and operational levels. This extends to scenarios such as those where the health and safety of on-site workers and staff is at risk, or a catastrophic event occurs at one of our operations or offices.

Audit and Financial Risk Management

We emphasize financial risk management as part of our budget approval process. Our capital and operating budget is approved by the Board annually, along with material changes to the budgets presented to the Board on a timely basis. In addition, management provides quarterly updates to the Board as to actual performance versus budget. This facilitates our financial risk

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oversight and mitigation efforts. Management monitors and evaluates our risk management activity on an ongoing basis, including our exposure to banking and counterparty risks. Oversight of these risks is managed by our A&R Committee.

Management, including the CEO and CFO, has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of internal controls over financial reporting. Based on this assessment, the Company’s management, including the CEO and CFO, has concluded that as at December 31, 2023, the Company’s internal control over financial reporting was effective.

Cybersecurity Risk Management

The A&R Committee of the Board has specific responsibility for overseeing cybersecurity threats, among other things. The Company’s CFO provides to the A&R Committee periodic reports on the Company’s cybersecurity risks and any material cybersecurity incidents, and the Board also receives periodic cybersecurity reports.

The Company’s Senior Technology Specialist has primary responsibility for the overall cybersecurity risk management program and supervises both internal and retained cybersecurity consultants. The IT department also monitors the prevention, detection, mitigation and remediation of cybersecurity risks and incidents through various means, which may include threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged, and alerts and reports produced by security tools deployed in the IT environment.

Position Descriptions

The Board has developed written position descriptions for the roles of Executive Chair, CEO, and CFO. These are set forth in the Company’s governance framework and are available on our website (www.lithiumamericas.com). The Board has also developed written position description for the chairs of each Board committee. These are set forth in the respective committee charters available on our website (www.lithiumamericas.com).

Shareholder Engagement

Lithium Americas is committed to transparent, timely and effective communication and encourages regular dialogue with Shareholders. A comprehensive investor relations program is in place for Lithium Americas that includes regular meetings with current and prospective investment analysts and institutional investors during investor and industry conferences, analyst-hosted fireside chats, analyst-hosted non-deal roadshows and one-on-one meetings. Site tours for investment analysts and institutional investors are also provided periodically.

Investor relations is considered a priority at Lithium Americas, with responsibility for communications with investors maintained at the executive level. Information requests and inquiries are handled by Investor Relations. The Company’s executives regularly meet with shareholders and prospective investors to discuss relevant topics such as business strategy, upcoming milestones and catalysts, project development performance, ESG practices and company and industry outlook.

During 2023, management met with current and prospective analysts and investors in person and by video conferencing and telephone, as well as hosted a site visit to Thacker Pass the Lithium Technical Development Center for institutional investor and investment analysts. Management attends conferences focused on metals and mining; industrial and materials;

energy, power and renewables; sustainability; vehicle technology and mobility; lithium chemicals; and battery materials and critical minerals supply chain.

Quarterly and annual financial disclosures are reviewed by the Company’s Disclosure Committee before being recommended to the A&R Committee and Board for approval. Material disclosure, including news releases and annual disclosure document, as well as materials for publishing on our website, including corporate presentations, fact sheets and community newsletters, are reviewed by the Disclosure Committee. The Company’s Disclosure Committee is comprised of the Executive Chair, CEO, CFO, Executive Vice President of Capital Projects, Senior Vice President, General Counsel and Corporate Secretary, Vice President, Growth and Product Strategy (for technical related disclosure review), and Vice President, Investor Relations and ESG.

Our commitment to open and transparent communication includes corresponding with retail Shareholders by email in response to general inquiries sent to us at ir@lithiumamericas.com. Shareholders and other interested parties can request to be notified by email alert when we publish news releases by signing up at www.lithiumamericas.com.

In-Camera Meetings

The Board and all committees have the opportunity to meet in camera at the end of each meeting, including without management present and the independence directors only, during which directors in attendance are encouraged to raise any concerns or issues they may have. There is no fixed duration for in-camera sessions. They are led by the Chair of the Board or the applicable committee, or Lead Independent Director if the Chair is unable to attend. The Lead Independent Director leads the in-camera sessions of independent directors only at the end of Board meetings. Our Board has adopted the policy of holding in-camera sessions at the end of each meeting of its committees without management, and with independent directors only. Members of management meet with the independent directors upon request. The Board and each committee held an in-camera session following each of its meetings in 2023.

Ethical Business Conduct

Lithium Americas has adopted a Code of Conduct (the “Code”). The Code applies to all our directors, officers, employees and consultants, pursuant to the Code, we expect our personnel to:

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Comply with applicable laws, rules and regulations;
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Act honestly and ethically;
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Use their best judgement;
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Understand the legal requirements and other standards applicable to their work, and seek advice from management, internal counsel or externally if you are uncertain on how to proceed;
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Act with integrity and treat people with respect;
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Promote diversity and inclusion within all workplaces, and do not engage in bullying, harassment or discrimination of any kind;
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Avoid conflicts of interest and do not use Company opportunities for personal gain;
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Keep information confidential;
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Comply with environmental, social, health and safety requirements;

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Protect Company assets and use them efficiently; and
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Report unethical or illegal behavior, and concerns about our business or financial disclosure.

Individuals who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.

The Code is subject to review from time to time by the G&N Committee, which is responsible for updating the Code to ensure the Company is current with evolving governance and ethics practices. The Board is responsible for granting any waivers from the Code. We will disclose any waivers from the requirements of the Code granted to directors or executive officers. There were no waivers granted during 2023.

In addition to the Code, we have a formal Whistleblower Policy, a Corporate Disclosure Policy, and Securities Trading Policy. The Code, Whistleblower Policy, Corporate Disclosure Policy and Securities Trading Policy collectively provide a framework for ethical business practices and the ethical conduct of directors, officers, employees and contractors. They promote integrity, accountability and transparency throughout the Company, and also help ensure that we are compliant with legal and regulatory requirements and industry best practices. Copies of the Code, Whistleblower Policy, Corporate Disclosure Policy and Securities Trading Policy are available on the Company’s website (www.lithiumamericas.com). We have multiple reporting channels under the Whistleblower Policy, including the option to submit concerns to an independent service provider on a confidential and anonymous basis using a toll-free telephone line, email or fax. Reports can also be made directly to management, or to the A&R Committee Chair with respect to financial matters.

All directors, officers and employees of the Company are provided with copies of the Code, Whistleblower Policy, Corporate Disclosure Policy and Securities Trading Policy, and must provide the Company with an annual written acknowledgement that they have received, reviewed and understood these policies, and confirm that they conduct themselves in compliance with these policies. We then tabulate the confirmations as part of our internal audit procedures. The A&R Committee is responsible for monitoring compliance with the Code. To the date of this Circular, the Company has not been required to file a material change report relating to a departure from the Code.

Serving as a Director

Meeting Attendance and Participation

Directors are asked and expected to attend Board meetings along with meetings of committees of which they are members, to the extent possible. In 2023, meetings were generally held virtually. To facilitate meeting participation, directors are asked to review materials in advance of meetings and to actively participate in discussions, ask questions, and engage in the decision-making process. Directors who are unable to attend a meeting are asked to let the Corporate Secretary or Chair of the particular meeting know in advance, and review the materials and meeting minutes when available.

Share Ownership Policy

The Board implemented a share ownership policy (“Share Ownership Policy”) for independent directors in 2023, and updated the policy to include Executive Officers of the Company effective January 1, 2024. The Share Ownership Policy is overseen by the G&N Committee and is intended to align the interests of independent directors with the interests of Shareholders.

Under the Share Ownership Policy, independent directors must hold Common Shares (including DSUs) equal to four times the gross value of their annual cash retainer. They have five years after the date of their election or appointment, or the effective date of the policy to achieve the required level of ownership.

The CEO of LAC is required to hold Common Shares, including any grants of restricted share units (“RSUs”) and performance share units (“PSUs”), having a value equal to five times the gross amount of the CEO’s annual base salary. All other executives are required to hold Common Shares (including any grants of RSUs and PSUs) having a value equal to three times the gross amount of their salary. Executives who were executives as at January 1, 2024 are required to achieve the foregoing required levels of share ownership within five years following January 1, 2024, or if they were appointed subsequent to January 1, 2024, within five years from the date they are appointed as an executive of LAC.

Valuation is at the higher of (i) market price on the last trading date of a calendar year, and (ii) for Common Shares, the average acquisition price, and for RSUs that convert automatically into Common Shares and deferred share units (“DSUs”), their grant date value irrespective of vesting conditions. Incentive stock options exercisable to purchase Common Shares (“Options”) are excluded from share ownership calculations.

Board Assessments

The G&N Committee is responsible for overseeing and establishing processes to evaluate the effectiveness of the Board, committees and individual directors, along with reviewing charters. It is also responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. These assessments will be conducted on a periodic basis.

Board Skills Matrix

As part of our ongoing efforts to ensure the Company has the appropriate combination of skills and experience on the Board, the G&N Committee has assessed the Board members based on a skills matrix and identified the various areas of expertise that are necessary to provide effective stewardship for the Company. Each director nominee was asked to consider the various areas of expertise identified below and identify whether they consider themselves to have these skills as core competencies, ancillary competencies or that it was not within their particular area of expertise.

The skills matrix below summarizes certain qualifications used by the G&N Committee in their evaluation of our director nominees, indicating the director has either experienced or a core competency.

Director	Public Co. Executive Leadership	Industry	Operational	Legal/ Regulatory	Risk Management	Financial	Human Resources/ Human Capital	Cyber	ESG-S Experience
Kelvin Dushnisky	●	●	●	●	●		●	●	ESG-S
Michael Brown	●	●		●	●	●	●		ESG-S
Fabiana Chubbs	●	●	●	●	●	●	●	●	ESG
Jonathan Evans	●	●	●		●		●		ESG-S
Dr. Yuan Gao	●	●	●	●	●		●		ESG-S
Zach Kirkman	●		●			●	●		ES
Jinhee Magie	●	●	●	●	●	●	●	●	HG-S
Philip Montgomery	●		●		●		●		ESG-S

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Director Nominations and Recruitment

The Board’s recruitment and nomination process is overseen and led by the G&N Committee. Recruitment processes may be conducted with or without the assistance of an independent recruitment firm, at the committee’s discretion.

The process begins with the G&N Committee conducting an evaluation of the appropriate size of the Board, followed by an internal assessment of the competencies of our Board and individual directors to identify and gaps to be filled through the recruitment process. Candidates are then selected for interviews by the committee to address the identified gaps, based on candidates’ backgrounds, prior and current work experience, areas of expertise, and general availability to dedicate sufficient time and attention to Board and committee matters. Candidates who are selected for interviews meet with two panels, the first made up of all members of the G&N Committee, and the second of senior management and other Board directors. After each panel conducts candidate interviews, the second panel provides feedback to the committee on the candidates’ assessed fit and suitability. Following this, candidate background and reference checks are conducted. The committee then determines whether to recommend a candidate to the Board, and provides formal recommendations to the Board for candidate appointments or nominations to stand for election at an annual meeting. The selection process includes an assessment by the committee of whether the candidates will have sufficient time to dedicate to Company business, based on their other commitments as disclosed during the interview process. The Board Chair then formally offers a Board director position to the candidate, and if the candidate accepts, the candidate is either appointed to the Board by resolution or stands for election as a nominee director at the next annual meeting of Shareholders. Any nominee director must not have a significant conflicting public company association, or other conflict of interest that would prevent them from joining the Board.

The Board seeks directors who have solid track records in management and come from diverse backgrounds that are relevant to the Company’s business, including finance, mining exploration and development, operating experience, and experience in other relevant industries in order to ensure diversities of background, experience and opinion, and to facilitate a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It represents a standard for all directors that reinforces the seriousness of the Company’s commitment to ethical business conduct and it is mandatory for every Board director to acknowledge annually that they have received, reviewed and understood the Code and that their business conduct is in compliance with the Code.

Board Term Limits

Term limits for directors or other mechanisms for Board renewal have not been adopted by the G&N Committee, as the committee has determined that currently no appreciable benefit would be derived from the introduction of term or retirement age limits. The committee considers both the length of service of individual directors, the average term of the Board as a whole and the turnover of directors when proposing nominees to stand for election at the annual meeting of Shareholders, and strives to achieve a balance between depth of experience and the need for renewal and new perspectives.

Majority Voting Policy

The Company has a “Majority Voting Policy” that governs the election of nominees to the Board. Under the policy, any nominee of a current director who receives a majority of “withhold” votes is deemed to have tendered their resignation from the Board. The Board has the residual discretion to refuse a deemed resignation, upon the recommendation of the G&N Committee, within 90 days following the date of the election. This residual discretion has not been exercised to date.

Board Education and Orientation

The Company believes in the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors and emerging trends in the mining industry.

In addition to the wide range of information provided to the Board at scheduled meetings, senior management and professional advisors also regularly provide presentations to the Board on specific aspects of the business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. In some cases, external consultants are invited to address the Board. Board members are also encouraged to attend seminars, conferences and professional development events that further their knowledge about matters relevant to the Board or committee they are members of, or their knowledge of the Company’s business. All Board members are members of, and have access to, resources provided by the Institute of Corporate Directors and National Association of Corporate Directors. Members of the A&R Committee in particular are encouraged to attend conferences related to accounting, finance and cybersecurity issues to maintain and further their knowledge of issues falling within the oversight of the committee, and members independently attend seminars and sessions offered externally in this regard.

Visits to Lithium Americas’ facilities are also important educational opportunities. Directors are generally given tours of the properties, including the project site and technical center, to provide them with additional insight into the business and to encourage interaction with local management and personnel (excluding during the pandemic when tours were postponed due to travel restrictions). In addition, all Board members are provided with detailed monthly management reports regarding the business and operations.

In 2023, directors completed a site tour of the Thacker Pass project. They also completed seminars and information sessions offered by third parties on topics including strategic planning from a board perspective, corporate governance, environment and sustainability, anti-racism, diversity, equity and inclusion, human rights standards, cybersecurity, and accounting and financial reporting developments.

New directors on the Board are provided with an orientation that includes meetings with our senior management team, including the Executive Chair, President and CEO, Executive Vice President and CFO, Executive Vice President, Capital Projects, Senior Vice President, General Counsel and Corporate Secretary, Vice President, Human Resources, and Vice President, Government and External Affairs. Resource Development that covers topics including the Company’s history and current status of operations, information about the Company’s business, goals, strategy and major policies, familiarization with partners and major service providers, updates on the political environment in the jurisdictions where the Company operates, information about the lithium industry, lithium markets and pricing, as well as developments in the electric vehicle and battery markets, recent analyst reports, information about the Code, information pertaining to personal liabilities, our insurance program, cybersecurity, rules for purchasing, exercising and selling Company-issued securities (Common Shares, incentive plan securities such as DSUs, RSUs and Options, and other convertible securities such as warrants), and rules regarding insider trading and non-public information. New directors also participate in office and site visits and have the opportunity to meet with staff throughout the organization.

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An orientation manual is also provided to new Board directors that includes Lithium Americas’ policies, including the Code, the Board’s mandate, committee charters, position descriptions and other information about our Company.

Committees of the Board

The Board has five standing committees, each with a written charter setting out the duties and responsibilities for the committee and its members, areas of committee oversight and the process for reporting to the Board. Directors are appointed annually to the committees after the annual meeting of Shareholders. The current members of each committee and their independence status are as follows:

Committee	Members	Independence
Audit and Risk Committee	Fabiana Chubbs (Chair)	Independent
	Michael Brown	Independent
	Jinhee Magie	Independent
Governance and Nomination Committee	Yuan Gao (Chair)	Independent
	Fabiana Chubbs	Independent
	Jinhee Magie	Independent
Compensation and Leadership Committee	Jinhee Magie (Chair)	Independent
	Yuan Gao	Independent
	Philip Montgomery	Independent
Safety and Sustainability Committee	Michael Brown (Chair)	Independent
	Jonathan Evans	Not independent
	Zach Kirkman	Not Independent
	Philip Montgomery	Independent
Technical Committee	Philip Montgomery (Chair)	Independent
	Jonathan Evans	Not independent
	Yuan Gao	Independent

All committees have the authority to retain independent legal counsel or other advisors, and set the amount of compensation to be paid by the Company for such advisors.

The Board has adopted written charters for each of its committees, but has not developed written position descriptions for the chairs of each committee, as those roles are derived from the mandates and responsibilities of each committee, together with the functioning of the committees themselves. The charters of each committee of the Board are available on our website (www.lithiumamericas.com).

Audit and Risk Committee

The A&R Committee consists of Fabiana Chubbs (Chair), Michael Brown and Jinhee Magie. The Board has determined that the members of the A&R Committee meet the applicable independence requirements of the SEC and the applicable NYSE rules.

The A&R Committee assists the Board in its oversight functions as they relate to the integrity of the financial statements and financial reporting, accounting processes, internal controls, and matters concerning independent external auditors, including direct communication with external auditors.

The A&R Committee’s primary areas of responsibility include:

•
financial disclosure, including financial statements, MD&A, earnings releases and prospectuses;

•
internal controls and financial reporting processes; and
•
external and internal audit matters, and reviewing findings of external and internal auditors.

All members of the A&R Committee are financially literate, and two members are designated as financial experts, being Fabiana Chubbs (Chair) and Jinhee Magie. “Financially literate” means they have the ability to read and understand a company’s financial statements of a similar level of extent and complexity as can be expected of the financial reporting by the Company.

Based on their business and educational experiences, each A&R Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. All members of the A&R Committee have had several years of experience in senior executive roles or as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

The A&R Committee meets in-camera with the CFO at the end of each meeting, and meets separately with the external auditor and internal controls auditor. The committee also meets in-camera at the end of each meeting.

For more information about the A&R Committee, please see the Audit and Risk Committee Information section in our Annual Report on Form 20-F for our most recently completed financial year, filed on SEDAR+ (www.sedarplus.ca).

Compensation and Leadership Committee

The C&L Committee consists of Jinhee Magie (Chair), Yuan Gao, and Philip Montgomery, each of whom is an “independent” director. The C&L Committee is responsible for (a) reviewing senior leadership development and succession planning for the Company; (b) discharging the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company; and (c) developing and overseeing the management’s compensation policies and programs.

The C&L Committee meets in-camera at the end of each meeting.

Governance and Nomination Committee

The G&N Committee consists of Yuan Gao (Chair), Fabiana Chubbs, and Jinhee Magie, each of whom is an “independent” director. The G&N Committee is responsible for (a) assisting the Board in fulfilling its oversight responsibilities by identifying individuals qualified to become Board and Board committee members and recommending that the Board select director nominees for appointment or election to the Board; and (b) developing and recommending to the Board corporate governance policies and procedures for the Company and making recommendations to the Board with respect to corporate governance practices. The G&N Committee meets in-camera at the end of each meeting.

Safety and Sustainability Committee

The S&S Committee consists of Michael Brown (Chair), Jonathan Evans, Zach Kirkman, and Philip Montgomery, of whom Mr. Brown and Mr. Montgomery are “independent” directors. The

2024 Management Information Circular 47

S&S Committee is responsible for reviewing and reporting to the Board: (a) environmental matters including water, waste, biodiversity, reclamation, closure, carbon emissions, air quality management and responsible production; (b) policies and activities of the Company as they relate to the health and safety in the workplace; (c) social engagement and social responsibility policies and activities of the Company as they relate to creating positive opportunities by establishing mutually beneficial relationships with the Company’s stakeholders, including but not limited to, local communities, governments, Indigenous communities, academic institutions, and industry, policy and advocacy groups; and (d) policies and activities of the Company as they relate to sustainability matters, including environmental, health and safety, social engagement and social responsibility and related matters in the conduct of the Company’s activities.

The S&S Committee meets in-camera at the end of each meeting, including independent directors only.

Technical Committee

The Technical Committee consists of Philip Montgomery (Chair), Jonathan Evans and Yuan Gao, of whom Mr. Montgomery and Dr. Gao are “independent” directors. The Technical Committee is responsible for overseeing the Company’s exploration, project development and technical operational functions. The primary purpose of the Technical Committee is to (a) review and recommend to the Board any new proposed major capital investments, (b) assist the Board with oversight of management’s execution of approved major capital investments, and (c) handle any additional matters delegated to the Technical Committee by the Board from time to time.

The Technical Committee meets in-camera at the end of each meeting, including independent directors only.

For more information about the skills and experience of each director, see their bios under Directors Disclosure, Nominees.

Director Meeting Attendance

The table below sets out the attendance of our directors at LAC meetings since October 3, 2023, reflecting 100% attendance by all directors for all Board and committee meetings, respectively.

Director	Board		A&R Committee		G&N Committee		C&L Committee		S&S Committee		Technical Committee
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
Kelvin Dushnisky	3	100	-	-	-	-	-	-	-	-	-	-
Michael Brown	3	100	1	100	-	-	-	-	-	-	-	-
Fabiana Chubbs	3	100	1	100	1	100	-	-	-	-	-	-
Jonathan Evans	3	100	-	-	-	-	-	-	-	-	-	-
Dr. Yuan Gao	3	100	-	-	1	100	3	100	-	-	-	-
Zach Kirkman	3	100	-	-	-	-	-	-	-	-	-	-
Jinhee Magie	3	100	1	100	1	100	3	100	-	-	-	-
Philip Montgomery	3	100	-	-	-	-	3	100	-	-	-	-

Director Compensation

Our director compensation program has been designed to be competitive to market. LAC intends to review the program with the assistance of an independent compensation consultant every two years to allow LAC to attract and retain qualified directors to serve on our Board, and the first review is expected to occur in 2024. The compensation peer group for purposes of benchmarking director compensation is the same as that for our executive compensation program. See Executive Compensation – Compensation Benchmarking for further details.

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Director Fee Schedule

The fee schedule for independent directors for the year ended December 31, 2023 is set out below and, except for the lead independent director retainer, is substantially the same as the fee schedule for independent directors of Old LAC prior to completion of the Separation. Compensation we pay to our independent directors is comprised of fees for serving on the Board and committees, and fees for attending meetings in excess of ten Board and committee meetings combined annually. Fees are payable quarterly, through a combination of cash and deferred share unit (“DSU”) grants at the election of each independent director and in accordance with the Company's equity incentive plan (the "Plan"). Fees are generally paid or issued for the previous quarter's services concurrent with Board meetings to approve quarterly and annual filings. Where compensation for excess meeting fees becomes payable in any given year, such fees are paid on an annual basis.

Services by Independent Directors Annual base fees	Compensation (in cash or securities)
Independent director fee (for all independent directors)	US$155,000 per year, with a minimum of US$90,000 payable in DSUs under the Plan
Lead independent director retainer	US$25,000: $15,000 cash and $10,000 in DSUs under the Plan

Additional fees for serving on committees
Annual fee for acting as Chair of the Audit and Risk Committee	US$20,000 per year
Annual fee for acting as Chair of any other committee	US$15,000 per year
Annual fee for serving as a non-Chair member of any committee	US$5,000 per year
Meeting fees for attending Board and committee meetings in excess of 10 meetings per year	US$1,000 per meeting
Special committee meeting fees	To be set by the Board concurrent with establishing the special committee, and dependent upon the expected workload

We also reimburse directors for reasonable travel and out-of-pocket expenses in connection with their services, including attendance at in-person meetings and site visits. Directors are also eligible to receive Options under the Plan as compensation; however, the Company generally intends to award DSUs to directors, rather than Options, pursuant to its director compensation program.

Independent directors are compensated for serving on special committees, with fees set by the Board at the time the special committee is formed. There were no special committees of the Board during 2023. Old LAC had four special committee meetings related to the Separation during 2023.

Director Compensation Table

The table below summarizes the compensation earned by all directors other than directors who are also named executives for the year ended December 31, 2023.

In 2023, a total of US$771,713 in director compensation was earned by independent directors. The director compensation set out below is presented on an annual basis in that it reflects compensation earned for the time periods both prior to completion of the Separation (to the extent a director served as an independent director of Old LAC prior to completion of the Separation) and following completion of the Separation to directors of LAC. Prior to the Separation, director compensation was paid by Old LAC. Following the Separation, director compensation was paid by LAC. In connection with the Separation, holders of all deferred share units, restricted share units, and performance share units of Old LAC (the “Old LAC Units”) received, in exchange for such outstanding Old LAC Units, equivalent incentive securities of LAC and Lithium Argentina (the “Lithium Argentina Units”). In order to compensate for adjustments made to the Lithium Argentina Units pursuant to the application of subsection 7(1.4) of the Tax Act, certain directors and officers of LAC were granted additional RSUs on October 24, 2023, which vested on January 1, 2024 unless such directors opted to defer such vesting (the “Cutback Grant”), as more particularly described in the footnotes to the tables below. Although the Company has the discretion to award RSUs, PSUs and Options to directors under the Plan, the Cutback Grant was intended as a one-time grant to certain directors to compensate for certain adjustments under the Tax Act, and going-forward the Company intends to compensate directors with a combination of cash and DSUs, rather than RSUs, PSUs and/or Options, pursuant to its director compensation program.

The total amount of director compensation in the table below excludes compensation earned by Mr. Evans and to Mr. Dushnisky, who do not receive additional compensation for their services as directors of LAC but rather are compensated in connection with their respective executive roles. As set out in more detail below, Mr. Kirkman did not receive compensation for his services as a director in 2023. Mr. Brown and Mr. Montgomery became directors of LAC post-Separation and did not receive any fees from Old LAC.

Director Name	Fees Earned (US$)(1)	Share- Based Awards (US$)(2)	Option- Based Awards (US$)	Non- Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)(2)
Michael Brown(3)	12,313	32,938	-	-	-	-	45,251
Fabiana Chubbs(4)	103,750	134,819	-	-	-	-	238,569
Yuan Gao(5)	87,500	143,345	-	-	-	-	230,845
Zach Kirkman(6)	-	-	-	-	-	-	-
Jinhee Magie(7)	103,250	105,298	-	-	-	-	208,548
Philip Montgomery(8)	26,000	22,500	-	-	-	-	48,500

Notes:

(1)
Cash portion of fees earned by each director. For those directors who served as directors of Old LAC prior to completion of the Separation and as directors of LAC following completion of the Separation, (i) prior to the Separation, director compensation was paid by Old LAC, and (ii) following the Separation, director compensation was paid by LAC.
(2)
Share-based awards portion of fees earned by each director. For those directors who served as directors of Old LAC prior to completion of the Separation and as directors of LAC following completion of the Separation, (i) prior to the Separation, share-based awards were issued by Old LAC, and (ii) following the Separation, share-based awards were issued by LAC. As noted above, in connection with the Separation, holders of Old LAC Units received, in exchange for such outstanding Old LAC Units, equivalent incentive securities of LAC and Lithium Argentina. Amounts presented are based on the estimated grant date fair value of the share-based awards.
(3)
Mr. Brown’s fees earned and share-based awards, in the form of DSUs, were paid and issued by LAC.
(4)
Ms. Chubbs’ fees earned were comprised of $24,250 in fees paid by LAC and $79,500 in fees paid by Old LAC. Ms. Chubbs’ share-based awards were comprised of $23,250 in DSUs, $30,569 in RSUs issued in respect of the Cutback Grant, and $81,000 in DSUs issued by Old LAC.

2024 Management Information Circular 51

(5)
Mr. Gao’s fees earned were comprised of $10,750 in fees paid by LAC and $73,000 in fees paid by Old LAC. Mr. Gao’s share-based awards were comprised of $38,750 in DSUs, $23,345 in RSUs issued in respect of the Cutback Grant, and $78,750 in DSUs issued by Old LAC. Subsequent to the date of this Circular, the Board approved a Lead Independent Director retainer of $25,000 per year, comprised of $15,000 cash and $10,000 in DSUs under the Plan, effective as of October 3, 2023 at the Separation. Mr. Gao’s fees earned includes $6,250, consisting of $3,750 in cash and $2,500 equity, earned for serving as Lead Independent Director from October 3, to December 31, 2023.
(6)
Pursuant to the GM Investor Rights Agreement between LAC and GM, dated February 16, 2023 (the “GM Investor Rights Agreement”), a director’s fee would be payable to Mr. Kirkman based on Mr. Kirkman’s service on the Board unless GM waives the fee. GM waived the director’s fee and as such Mr. Kirkman does not receive director compensation as the GM director nominee on the Board.
(7)
Ms. Magie’s fees earned were comprised of $27,250 in fees paid by LAC and $76,000 in fees paid by Old LAC. Ms. Magie’s share-based awards were comprised of $23,250 in DSUs, $7,798 in RSUs issued in respect of the Cutback Grant, and $74,250 in DSUs issued by Old LAC.
(8)
Mr. Montgomery’s fees earned and share-based awards, in the form of DSUs, were paid and issued by LAC.
(9)
The table also excludes compensation earned by Mr. Dushnisky as a former independent director of Old LAC. Cash fees were paid and share-based awards were issued to Mr. Dushnisky by Old LAC for service as an independent director of Old LAC prior to completion of the Separation for the period January 1 to October 3, 2023. Such compensation and all compensation earned by Mr. Dushnisky by LAC in respect of his role as Executive Chair following completion of the Separation is disclosed in the Compensation – Executive Compensation section, including in respect of the Cutback Grant.

The following table provides a breakdown of the fees earned by independent directors in the table above, based on the services each director provided under the fee schedule, except as otherwise indicated:

Director Name		Lead Independent Director Retainer (US$)	Board Retainer (US$)(1)	Committee Retainer (US$)(1)	Board and Committee Meeting Fees (US$)(1)(2)	Total (US$)(1)
Michael Brown	Cash Share-based Awards	-	5,813	5,000	1,500	12,313
		-	32,938	-	-	32,938
Fabiana Chubbs	Cash Share-based Awards	-	62,000	13,750	28,000	103,750
		-	123,569	11,250	-	134,819
Yuan Gao	Cash Share-based Awards	3,750	46,500	12,250	25,000	87,500
		2,500	131,845	9,000	-	143,345
Zach Kirkman(3)	Cash Share-based Awards	-	-	-	-	-
		-	-	-	-	-
Jinhee Magie	Cash Share-based Awards	-	62,000	9,250	32,000	103,250
		-	100,798	4,500	-	105,298
Philip Montgomery	Cash Share-based Awards	-	16,250	6,250	3,500	26,000
		-	22,500	-	-	22,500

Notes:

(1)
For those directors who served as directors of Old LAC prior to completion of the Separation and as directors of LAC following completion of the Separation, (i) prior to the Separation, director compensation was paid by Old LAC, and (ii) following the Separation, director compensation was paid by LAC. The value of the Cutback Grant has been included in the share-based award portion of Board Retainer.
(2)
Fees earned by each independent director attending more than a combined total of 10 Board and committee meetings per calendar year.
(3)
Pursuant to the GM Investor Rights Agreement, a director’s fee would be payable to Mr. Kirkman based on Mr. Kirkman’s service on the Board unless GM waives the fee. GM waived the director’s fee and as such Mr. Kirkman does not receive director compensation as the GM director nominee on the Board.

Outstanding Share-Based Awards and Option-Based Awards

Set out below is the value of all outstanding equity incentive awards under our Plan as of December 31, 2023 held by our directors other than directors who are also named executives.

	Option-Based Awards				Share-Based Awards, DSUs and RSUs
Name	Number of securities underlying unexercised Options (#)	Options exercise price (C$)	Options expiration date	Value of unexercised in-the-money Options (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)(1)	Market or payout value of vested share-based awards not paid out or distributed (US$)
Michael Brown	–	–	–	–	–	-	-
Fabiana Chubbs	–	–	–	–	41,416	265,062	-
Yuan Gao	–	–	–	–	31,629	202,426	-
Zach Kirkman	–	–	–	–	–	-	-
Jinhee Magie	–	–	–	–	10,565	67,616	-
Philip Montgomery	–	–	–	–	–	-	-

Notes:

(1)
The market value of share-based awards that have not vested during the year is calculated based on the closing price of the Common Shares of LAC on the NYSE on December 29, 2023 of $6.40.

Anti-hedging requirements that apply for all directors are set out in our Securities Trading Policy. For more information, refer to the Management of Risks section below.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2023, for all directors other than directors who are also named executives:

Name	Option-Based Awards Value Vested During The Year (US$)	Share-Based Awards Value Vested During The Year (1) (US$)	Non-Equity Incentive Plan Compensation Value Earned During The Year (US$)
Michael Brown	–	–	–
Fabiana Chubbs	–	194,434	–
Yuan Gao	–	148,485	–
Zach Kirkman	–	–	–
Jinhee Magie	–	49,599	–
Philip Montgomery	–	–	–

Notes:

(1)
The market value of share-based awards vested during the year is calculated on the basis of the Lithium Argentina replacement DSUs issued to LAC directors upon Separation and is based on the closing price of the common shares of Lithium Argentina on the NYSE on October 4, 2023 of US$6.01.

Indebtedness of Directors and Executive Officers

None of the current or former directors, or executive officers of the Company or its subsidiaries, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

2024 Management Information Circular 53

EXECUTIVE COMPENSATION

Program Oversight and 2023 Highlights

The C&L Committee, on behalf of the Board, is responsible for overseeing the Company's executive compensation program. Prior to the Separation, executive compensation was paid by Old LAC. Following the Separation, executive compensation was paid by LAC.

Highlights of our 2023 executive compensation program are set out below.

2023 Executive Compensation Program Highlights
2023 Corporate Performance Scorecard Compensation Benchmarking

We developed a corporate scorecard in 2023 to set out the Company’s strategic priorities for the year, and which reflects corporate performance as an element of at-risk STI awards, in addition to individual performance.

Independent Compensation Advisor

Compensation is benchmarked to the market based on a selection of peers from the lithium mining, diversified mining, and chemical industries. Benchmarking allows us to provide competitive and fair compensation, and to retain and attract key talent in a competitive job market landscape.

2023 Corporate Performance Scorecard Compensation Benchmarking

The independent C&L Committee determines annual executive compensation adjustments based on peer benchmarking analysis and recommendations made by an independent compensation advisor. On the recommendation of the Company’s independent compensation advisor, executive compensation is reviewed annually or earlier, on a case-by-case basis, as appropriate.

At Risk Pay	STI and LTI awards are based on target percentage ranges of base salary under our performance management program, resulting in a significant component of at-risk pay for our executives.
Pay for Performance

In 2023, we enhanced our performance management program with the increase in weightings of corporate performance as a factor of STI awards. Individual performance is assessed annually through a combination of achieving individual and corporate goals and objectives.

Management compensation committee

An internal Management Compensation Committee oversees compensation matters for employees below the executive level, led by our Vice President, Human Resources and including the CEO, CFO and Executive Vice President, Capital Projects.

Incentive Award Caps	The range for STI and LTI awards is a minimum of 0% to a cap of 200% under the performance management program.
LTI Awards Vesting Period

The three-year vesting period of LTI PSU awards aligns the interests of executives with the long-term risks and performance of the Company, while also promoting longer-term retention and performance of executives. For 2023, the Board approved: an LTI award mix for executives comprised of 50 percent RSUs and 50 percent PSUs; that any RSU grants in respect of LTI awards shall gradually vest (1/3 each year) over three years from the date of the grant; and that any PSU grant awards shall cliff vest after three years from date of grant.

Insider Trading Policy

We have a Securities Trading Policy designed to include prevention of insider trading while there is material information about LAC not yet publicly disclosed. We also implement routine blackout periods under the policy during public reporting periods and non-routine blackout periods as needed, including for transactions and other material events.

No Re-Pricing of Equity Incentive Awards	We do not reprice Options or other equity incentive awards.
Incentive Compensation	Recoup of incentive compensation erroneously awarded under our Incentive Compensation Recovery Policy.
Hedging Not Permitted	Hedging of Company securities by our directors, officers, employees and internal consultants is prohibited.

Executive Compensation Philosophy

The Company's goal is to offer a compensation program that is competitive within the median range of a select group of industry peers for executive compensation comparison purposes, with the overall focus of our program being to offer competitive base compensation to executives and pay for strong performance through an annual performance management program. The goals of our executive compensation program are:

•
to attract, motivate and retain high performing executives through market competitive base salaries and employee benefits, which are offered throughout the organization;
•
to pay for performance of our executives through our performance management program, which includes performance reviews and awards based on a combination of individual performance and the attainment of corporate and individual goals and objectives each year, thereby furthering the interests of LAC, and adding an at-risk component to executive compensation;
•
to recognize the contribution of our executives to our profitability and long-term growth through the award of short-term and long-term equity incentives based on executive and corporate performance; and
•
to align the financial interests of executives with the interests of our shareholders and the Company's overall performance, through the award of equity incentives that expose executives to the risks and rewards of ownership of our Company's equity securities.

As a development stage lithium mining and processing company targeting near-term production of battery grade lithium products, we are dependent on individuals with specialized skills and knowledge related to mining exploration and development, capital projects management, chemical processing for planned lithium products, corporate finance, legal, human resources, and other areas of business or management expertise. We operate in regions where competition for talent is increasingly competitive, the number of opportunities for job seekers is growing and where it is increasingly important for companies to have competitive compensation programs and practices in place to retain and attract talent.

Our compensation program includes the following components: base annual salary, short-term incentive (“STI”) annual performance awards generally payable 50% in cash and 50% in RSUs that vest immediately and which are settled in the year of grant or deferred by non-U.S. employees, long-term incentive (“LTI”) performance award payable 50% in RSUs, which vest gradually (1/3 each year) over three years, and 50% in PSUs which cliff vest after three years and are subject to performance conditions and/or multipliers and designated in accordance with the Plan for executives and 100% RSUs for non-executives, and employee benefits such as retirement savings plan contributions, extended health, dental, life and disability insurance, and a health and wellness benefit to encourage a healthy lifestyle for our executives and employees. For purposes of executive compensation, cash-based awards, RSUs, and PSUs are collectively or individually referred to as “Awards.”

Compensation Governance

Compensation matters are overseen by the C&L Committee, which consists of Jinhee Magie (Chair), Yuan Gao, and Philip Montgomery, each of whom is an independent director. The C&L Committee is responsible for (a) reviewing senior leadership development and succession planning for the Company; (b) discharging the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company; and (c) developing and

2024 Management Information Circular 55

overseeing the management's compensation policies and programs. The C&L Committee also has the ability to engage external advisors to support committee members in fulfilling the mandate of the committee.

Each of the C&L Committee members has served as a senior officer and/or as a director of public or private companies and has experience in executive and corporate compensation programs, providing them with an understanding of executive compensation policies and practices, along with practical experience as to the workings of such programs and policies. As such, each C&L Committee member has the necessary background and skills to provide effective oversight of executive and director compensation and ensure that sound risk management principles are being adhered to in order to align executives' and shareholders' interests. Refer to the profiles of each director who serves on the C&L Committee in the Director Disclosure – Nominees section.

Performance Evaluation and Compensation Process

The C&L Committee annually reviews the appropriateness of LAC’s compensation policies, practices and pay components. At year-end, the C&L Committee assesses and reports, to the independent directors, the Executive Chair’s and CEO’s performance as measured against the performance goals and objectives and the performance of LAC overall, as well as oversees the performance and compensation of the other executive officers at LAC. The CEO is actively engaged in LAC’s compensation programs, other than with respect to his own compensation. The CEO conducts an annual evaluation of each named executive officer’s performance and recommends salary adjustments and individual performance scores to the C&L Committee. When determining levels of compensation, the C&L Committee considers the CEO’s recommendations, performance, level of responsibility and relevant market data.

The Board reviews all recommendations of the C&L Committee before giving final approval. Any director who is also an executive of LAC is excused from the Board meeting during any discussion of their compensation.

The Board retains the discretion to make adjustments, upward or downward, to the formulaic results of LAC’s compensation plan payouts based on broader performance, market conditions and shareholder experience. The Board considers that this informed judgment is important for establishing an alignment between overall pay and performance, and to ensure that incentive Awards achieve the intended result and avoid unintended consequences. In determining whether exercising informed judgment is warranted, the Board considers each component of compensation, a named executive officer’s total compensation, as well as the performance of the Company, business unit or individual, as applicable. The Board may exercise judgment in assessing corporate performance, and may alter, cancel or defer amounts payable under the STI program and LTI program to ensure the reasonableness of any incentive award.

The Company will generally engage an independent compensation consultant to conduct an annual review of executive compensation, benchmarked to compensation of a selected peer group. This process is overseen by the C&L Committee, which receives recommendations from the consultant and determines if any changes are needed to our executive compensation program and levels of compensation. Compensation Advisory Partners (“CAP”) was engaged as the Company’s independent compensation consultant in 2023. An internal management compensation committee oversees compensation matters for employees below the executive level, led by our Vice President, Human Resources and including the CEO, CFO and Executive Vice President, Capital Projects.

Compensation Advisor and Peer Group Benchmarking Review

To continue to offer market competitive levels of compensation, we engaged CAP to provide independent compensation advisory services to the C&L Committee and management on our compensation program.

Old LAC previously engaged Willis Towers Watson (“WTW”) as an independent compensation advisor. CAP was initially engaged in July 2023 prior to the completion of the Separation to conduct an executive compensation analysis for LAC. CAP’s recommendations were proposed to the Old LAC governance, nomination, compensation and leadership committee with certain executives’ compensation adjustments effective upon the Separation in connection with the new employment agreements for LAC. Following the Separation, CAP was engaged to recommend a new performance peer group for LAC, which consisted of the 10 companies approved by the C&L Committee, as more particularly described in the Executive Compensation – Elements of Executive Compensation – PSU Performance and Peer Group section, and applicable for PSUs awarded for 2023 and going forward. CAP also provided the following services to the Company in 2023: determination of the vesting factor for PSU grants awarded for 2023 and beyond; and analysis and reporting on total shareholder return ("TSR") performance criteria for PSUs awarded for 2023 (which were approved and granted in January 2024 and vest in January 2027).

The 2023 benchmark compensation review completed by CAP, management and the C&L Committee involved the development of a compensation peer group comprised of public lithium mining companies, other diversified mining companies, and lithium and other specialty chemical producers in Canada, the U.S. and Australia who publicly disclose their compensation practices. After developing the compensation peer group, a comparison of target total direct compensation of our executives with that of the peer group was assessed, together with other industry compensation reports. From there any changes to executive compensation were determined, taking effect in 2023. The PSU performance peer group review was completed in January 2024.

Fees paid to CAP for the 2023 fiscal year are set out below.

Compensation Advisory Fees	For the year ended December 31, 2023 (US$)
Executive compensation related-fees	$107,415
All other fees(1)	$0
Total fees(2)	$107,415

Notes:

(1)
Fees relate to executive compensation analysis, and peer group analysis and development for New LAC.
(2)
Old LAC paid all fees prior to completion of the Separation.

There is currently no requirement for the C&L Committee to pre-approve other services the independent compensation advisor or any of its affiliates provides to the Company at the request of management. The C&L Committee may select outside compensation consultants after taking into consideration all factors relevant to such advisors’ independence from executive management.

2024 Management Information Circular 57

Compensation Benchmarking

Benchmarking of executive compensation compares actual and target compensation against a peer group to benchmark for the position, organizational role and scope of responsibility.

Compensation Peer Group

Salaries and compensation practices applied prior to the Separation in 2023 were based on the following criteria for the selection of compensation peers and identified peer group:

Criteria for Selection as Compensation Peers
Industry

Companies operating in industries that will overlap with Old LAC’s business once it begins production targeting battery-grade lithium products (which involve a chemical processing component), being the diversified metals and mining industry (including lithium), and the specialty and commodity chemicals industries, along with one gold mining industry peer.

Geographic Location

Publicly traded companies headquartered in Canada and the United States were selected as most of Old LAC’s executives are based in one of these jurisdictions, along with Australia where many global, public lithium companies are headquartered.

Size	Comparable size to Old LAC based on market cap and number and type of assets, with Old LAC falling near the median point compared to peers.

Compensation Peer Group(1)
Galaxy Resources Limited	Materion Corporation	Coeur Mining, Inc.
Hudbay Minerals Inc.	Orocobre Limited	PQ Group Holdings Inc.
Livent Corporation	Cabot Corporation	Capstone Mining Corp.
IGO Limited	Minerals Technologies Inc.	Ferro Corporation
Largo Resources Ltd.	Pilbara Minerals Limited

Notes:

(1)
The companies included in the compensation peer group are identified as they existed at the time the compensation peer group was assembled and do not reflect any changes relating to such entities as a result of any subsequent corporate developments including name changes, mergers, acquisitions and other corporate transactions.

Performance Peer Group

The criteria set out below were applied to develop the following performance peer group for LAC of 10 companies, which was recommended by CAP and the C&L Committee, and approved by the Board:

Criteria for Selection as Performance Peers
Industry	Public companies with comparable sectors to include mining – specifically lithium, then broader to other precious metals, and specialty chemicals companies with a focus on lithium mining.
Geographic Location	Companies operating in similar geographic locations, consideration of stock price correlation and performance among companies within the peer group.
Size	Comparable size to LAC based on market cap enterprise value, and level of assets.

Performance Peer Group
Albemarle Corporation	Arcadium Lithium plc	Piedmont Lithium, Inc.
Mineral Resources Limited	TETRA Technologies, Inc.	Standard Lithium Ltd.
Pilbara Minerals Limited Compass Minerals International, Inc.	MP Materials Corp.	Ioneer Ltd.

Named Executive Officers

The named executive officers ("named executives" or "Named Executives") set out below are the Company's CEO, CFO, Executive Chair and the two other highest paid executive officers for the 2023 fiscal year.

Named Executive	Officer's Title
Kelvin Dushnisky	Executive Chair(1)
Jonathan Evans	Chief Executive Officer and President(2)
Pablo Mercado	Executive Vice President and Chief Financial Officer(3)
Richard Gerspacher	Executive Vice President, Capital Projects(4)
Alexi Zawadzki	Vice President, Resource Development(5)

Notes:

(1)
Mr. Dushnisky has served as the Executive Chair of LAC since October 3, 2023 as at the Separation. He served as an independent director of Old LAC from June 2021 to October 3, 2023.
(2)
Mr. Evans has served as the President, Chief Executive Officer and a director of LAC since October 3, 2023 as at the Separation. He was a director of Old LAC from June 2017 to October 3, 2023, and served as its President from August 2018 and as its Chief Executive Officer from May 2019 to October 3, 2023.
(3)
Mr. Mercado has served as the Executive Vice President and Chief Financial Officer of LAC since October 3, 2023 as at the Separation. He was the Executive Vice President and Chief Financial Officer of Old LAC from April to October 3, 2023.

2024 Management Information Circular 59

(4)
Mr. Gerspacher has served as the Executive Vice President, Capital Projects of LAC since October 3, 2023 as at the Separation. He was the Senior Vice President, Capital Projects of Old LAC from February 2022 to October 3, 2023.
(5)
Mr. Zawadzki has served as the Vice President, Resource Development of LAC since October 3, 2023 as at the Separation. He served as the President of North American Operations of Old LAC from August 2017 to October 3, 2023.

Elements of Executive Compensation

The Company utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the recommendation of the C&L Committee, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. The elements of the Company’s executive compensation program are summarized in the table below.

Compensation Elements	Features	Objectives
Base Salary	Evaluated annually, with benchmarking executive compensation review and annual consideration of cost-of- living adjustment

Fixed compensation, recognizing individual experience, performance and responsibilities
Targeting salary to the median range of compensation peers promotes retention of talented individuals as executive officers, and facilitates recruitment of new talent in a competitive job market landscape

STI Awards	50% cash bonus + 50% RSUs vesting immediately STI award = Base Salary x STI Target % x (Corporate Performance based on % weight by position + Individual Performance based on % weight by position)

Rewards performance by executives for achieving annual individual goals and corporate strategic goals Designed to motivate executives, recognize annual contributions by individuals, and align executive performance with corporate strategic priorities

LTI Awards	50% awarded in RSUs gradually vesting over three years and 50% awarded in PSUs with three-year performance vesting conditions LTI = Base Salary x LTI retention factor

Promotes longer-term retention and aligns long-term interests of our executives with those of shareholders

At risk award that links long-term equity plan payouts to relative total share price performance over a three-year period

Rewards executives for industry out-performance

Retirement Savings Plan Contributions

Annual contribution matching by LAC to a retirement savings plan, up to 3% of base salary in 2023, subject to a contribution ceiling established annually (2023 – CDN$20,990 and US$6,500 for ages below 50; CDN$25,730 and US$7,500 for ages 50 and over)

Market competitive benefit Encourages retirement savings by our executives
Health, Wellness and Other Benefits	Health, dental, life, critical illness and disability insurance Health and wellness spending account	Market competitive benefits Encourages and supports health and wellness for our executives

The C&L Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective executive’s role and responsibilities within the Company. The C&L Committee’s focus is on remaining competitive in the market with respect to LAC’s total compensation program, in addition to certain components of executive compensation such as base salary and our performance-based compensation program.

During the year ended December 31, 2023, the bonus Awards to named executives were determined based on the 2023 scorecard (weighted in the range of 50% to 80% for named executives based on position level) and performance achieving individual goals for the year (weighted in the range of 20% to 50% for named executives based on position level). Corporate goals and objectives were then cascaded down throughout the organization, after being approved by the C&L Committee.

2023 Corporate Performance

Summary of Corporate Scorecard Results

2023 was a transformational year with the entering into of the GM strategic investment and the Separation of Old LAC that resulted in two separate public TSX and NYSE listed companies. The Company’s 2023 scorecard targets, some of which included performance objectives relating to Old LAC and the Separation, and related performance results are summarized below.

Category, Weight (out of 100%) and Corporate Score (0-200% rating based on performance)	2023 Performance

Health, Safety and Environment (HSE) and ESG

Total weight: 20%

Corporate score achieved: 32.5%

Objectives: Improve recordable incident rate and other safety metrics, complete ESG report and supporting data reporting by project, and advance Initiative for Responsible Mining Assurance (“IRMA”) and other initiatives.

2023 performance score was well above total target for this category:

•
Achieved a TRIR a total recordable incident rate (“TRIR”) rate of 0.72 at Caucharí-Olaroz during the period prior to Separation.
•
Achieved 100,000 person hours with a TRIR of zero at Thacker Pass plus no more than one recordable incident.
•
Published two separate ESG-S reports to support the Separation; one for LAC North America and one for LAC Argentina.
•
Updated the Thacker Pass economic impact assessment report to reflect the November 2022 Feasibility Study.
•
Completed expected operational carbon intensity at Thacker Pass for Scope 1, 2 and 3.
•
Hired 12 Native American employees including local tribal members of the Fort McDermitt Paiute Shoshone Tribe.
•
Entered into a National Construction Agreement (Project Labor Agreement) with North America’s Building Trades Unions (“NABTU”) and Bechtel.
•
Partnered with Bechtel on developing a curriculum for the Indigenous Awareness Training that Bechtel is working with NABTU on, with input and participation from Fort

2024 Management Information Circular 61

McDermitt Paiute Shoshone Tribal Council members and Elders.
•
Engaged with Great Basin College (GBC) in Winnemucca to develop process operator training for 2024.
•
Reviewed LAC’s IRMA Ready self-assessment on a quarterly basis and undertook a gap-analysis to identify and address areas of opportunities for improvement. Continue to progress preparations to commence an IRMA Ready external audit following the standard’s availability for application.

Project Advancement

Total weight: 45%

Corporate score achieved: 40.5%

Objectives:

•
Thacker Pass: complete basic engineering in Q3 2023, commence pre-construction activities on site in Q2 2023, mobilization and staffing of owner and EPCM teams and construction commencement in 2H 2023
•
Caucharí-Olaroz: start production, achieve first revenue in H2 2023

Guidance of commencing early works construction and completing basic engineering at Thacker Pass was achieved, however, the EPCM team did not mobilize on site resulting in a performance score of below total target for this category. At Caucharí-Olaroz prior to Separation, commencement of production of salable product was achieved.

Thacker Pass:

•
Appeal of Record of Decision and appellate appeal resolved.
•
Remand completed by Department of Interior.
•
Early works construction commenced March 1, 2023.
•
EPCM (Bechtel) mobilized and on site.

Caucharí-Olaroz:

•
Production commenced mid-June 2023 and production of salable technical quality specification lithium carbonate achieved.

Corporate Strategy Execution

Total weight: 30%

Corporate score achieved: 37.5%

Objectives:

•
Corporate: advance proposed Separation, staff business units, develop shared services plan, implement regulatory and reporting systems
•
Project initiatives: complete Department of Energy (“DOE”) financing process and execute on any financing related initiatives, complete proposed Arena Minerals Inc. acquisition

Achieved a performance score of above total target for this category:

•
Prior to Separation, closed Arena Minerals Inc. acquisition
•
Separation of the two businesses successfully completed in adherence to timeline of October 3, 2023.
•
Key leadership team in place and retained all staff post-Separation.
•
Regulatory requirements completed to include acquiescence from GM and GFL and with SEC and CRA.
•
DOE Loan schedule amended by U.S. Government with submittal to Treasury in December 2023.

External Relationships Total weight: 5% Corporate score achieved: 5.8~~3~~% Objectives: Advance external stakeholder relationships

Achieved a performance score of slightly above total target for this category:

•
Advanced key stakeholder relationships with government, media and analysts.
•
Strong relationships with both Nevada and U.S. Federal government.
•
Analyst coverage increased in 2023 prior to Separation and retained continuous analyst coverage post-Separation.

Overall, the Board approved a score of 116% on the 2023 Corporate Scorecard.

Base Salary

Base salaries are set with the goal of being competitive with corporations of a comparable size and stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company’s long-term success. The C&L Committee and the Board approve the salary ranges for executives based on the peer group compensation benchmarking review, generally occurring annually. Salary determinations for executives by the committee and management are made with consideration of the Company’s financial resources and the following criteria, among others:

•
the particular responsibilities related to the position;
•
salaries paid by comparable businesses and factoring in market conditions for talent;
•
the experience level of the executive; and
•
the executive’s overall performance or expected performance (in the case of a newly hired executive).

An assessment of these criteria is made by the C&L Committee for the CEO and Executive Chair. For other named executives excluding the CEO and Executive Chair, the assessment is made by management and a recommendation is made to the committee for feedback and recommendation to the Board. Final recommendations are then made to the Board to approve base salary adjustments.

Short-Term Incentive Compensation

The Company awards annual STI compensation to executives based on the achievement of corporate and individual goals for the year. STI Awards have the objective of motivating executives to achieve performance objectives that are aligned with the overall strategic objectives of the Company during the period.

A target range for an STI award as a percentage of salary is set for each executive position, ranging from 60% for certain executives up to 100% for the CEO and Executive Chair. Actual bonuses awarded are subject to a multiplier ranging from 0 to 200%, depending on actual performance for the year. STI compensation is discretionary, and generally consists of a 50% cash payment and a 50% grant of RSUs. RSUs are awarded under the Plan.

STI Awards are determined based on the corporate scorecard for the year and the individual performance of each executive. New grants take into consideration corporate and individual performance for the annual period, and generally do not factor in prior grants made to an individual except if we are nearing the maximum number of Common Shares issuable under the Plan. Recommendations are submitted by management to the C&L Committee for consideration and approval. The committee determines STI Awards for the CEO and Executive Chair, while all other Awards are recommended by management with the C&L Committee providing feedback as needed on the recommended amount of such Awards. All grants of equity STI Awards are approved by the Board.

2024 Management Information Circular 63

The STI award calculation formula is as follows:

For 2023, the minimum payout, STI target and maximum payout opportunity for each named executive is set out below, as a percentage of base salary. STI Awards may be revised above or below the target set for any of our senior management, including named executives, in the discretion of the Board on recommendation from the C&L Committee within the minimum and maximum ranges provided in the table.

Named Executive	Minimum % Payout	STI Target % of Salary	Maximum Payout % of STI Target	Maximum Payout % of Salary	Corporate Goals Weighting	Individual Goals Weighting
Kelvin Dushnisky	0%	100%	200%	200%	80%	20%
Jonathan Evans	0%	100%	200%	200%	80%	20%
Pablo Mercado	0%	85%	200%	170%	80%	20%
Richard Gerspacher	0%	75%	200%	150%	50%	50%
Alexi Zawadzki	0%	75%	200%	150%	50%	50%

Long-Term Incentive Compensation

LTI compensation is another key component of the Company’s executive compensation program. LTI compensation is awarded on the same basis as STI Awards, to motivate performance by executives and promote retention, but with a stronger focus on long-term alignment of executives’ interests with those of shareholders to better align risks. Executives are also provided with an opportunity to share in the rewards of the Company’s performance, together with the associated risks of ownership of the Company’s securities.

PSUs and RSUs are generally awarded to executives as LTI Awards under the Plan. PSUs generally have a three-year performance vesting cycle and are subject to performance vesting conditions based on TSR as described below. RSUs granted as LTI compensation generally vest gradually over a three-year period. The Company has the discretion to award Options under the Plan as executive compensation; however, the Company generally intends to award PSUs and RSUs, rather than Options, pursuant to its executive compensation program.

LTI Awards for the CEO and Executive Chair are determined by the C&L Committee, and for other executives are determined by the CEO and reviewed by the Management Compensation Committee prior to their recommendation to the C&L Committee, with all Awards being determined based on a combination of individual performance and consideration of long- term retention. The C&L Committee then makes a recommendation for Board approval of all LTI Awards to be granted as equity compensation.

The minimum LTI target and maximum payout opportunity for each named executive for 2023 is set out below, as a percentage of base salary. Similar to STI Awards, a LTI award may be revised above or below the target set for any of our senior management, including named executives, in the discretion of the Board on recommendation from the C&L Committee within the minimum and maximum ranges provided in the table.

Named Executive	Minimum Payout	LTI Target % of Base Salary	Maximum Payout % of LTI Target	Maximum Payout % of Base Salary
Kelvin Dushnisky	0%	100%	200%	200%
Jonathan Evans	0%	125%	200%	250%
Pablo Mercado	0%	100%	200%	200%
Richard Gerspacher	0%	75%	200%	150%
Alexi Zawadzki	0%	75%	200%	150%

PSU Performance

PSUs will generally vest in full three years from the grant date and are payable in Common Shares. Performance is determined based on a comparison of TSR for LAC versus a performance peer group. The TSR for the three-year vesting period is calculated based on multiple cumulative measurements of equal weighting. The formula used to determine the performance multiplier that is used to calculate the value of PSUs relating to year 2023 compensation is as follows:

Performance Multiplier Calculation

Performance Multiplier = 1-Year cumulative (1/3) + 2-Year cumulative (1/3) + 3-Year cumulative (1/3)

The performance multiplier is then ranked relative to a peer group selected for purposes of benchmarking TSR and PSU grants to determine the payout factor, as follows:

Relative TSR Performance Multiplier	Payout Factor
Below 25th Percentile	0x
25th Percentile	0.5x
50th Percentile	1.0x
75th Percentile and above	2.0x

Vested PSUs are settled in Common Shares upon vesting unless deferred, with the number of Common Shares calculated based on the payout factor from the TSR calculation described above.

Benefits

We provide a benefits program, including health, dental, life, critical illness and disability insurance, employee and family assistance program, and a health and wellness spending account to encourage a healthy lifestyle for our employees, including named executives. We also offer annual retirement savings plan contribution matching, as further described in the table under Elements of Compensation.

Other Compensation Objectives

Effective January 1, 2024, LAC updated its Share Ownership Policy, which requires, among other things, that (i) non-executive directors of LAC are required to hold Common Shares

2024 Management Information Circular 65

(including any grants of RSUs and DSUs) having a value equal to four times their annual cash retainer, and must achieve this level of share ownership within five years from the date they are first elected or appointed as a director of LAC; (ii) the Chief Executive Officer of LAC is required to hold Common Shares (including any grants of RSUs and PSUs) having a value equal to five times the gross amount of the Chief Executive Officer’s annual base salary; and (iii) all other executives are required to hold Common Shares (including any grants of RSUs and PSUs) having a value equal to three times the gross amount of their salary. Executives who were executives as at January 1, 2024 are required to achieve the foregoing required levels of share ownership within five years following January 1, 2024, or if they were appointed subsequent to January 1, 2024, within five years from the date they are appointed as an executive of LAC.

Management of Risks

The C&L Committee and the Board periodically assess the implications of the risks associated with the Company’s compensation policies and practices. The committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. Through the committee’s Charter, the C&L Committee has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors. The Company has policies in place to mitigate compensation policies and practices that could encourage named executives to take inappropriate and excessive risk. All material contracts and agreements require approval of the Board. The Board also approves annual and capital budgets. We have implemented an Incentive Compensation Recovery Policy, which is filed as an exhibit to the Annual Report on Form 20-F and available on our website. Pursuant to our Incentive Compensation Recovery Policy, the G&N Committee is empowered to recoup incentive compensation, including RSUs, DSUs, PSUs and Options, that were erroneously awarded in the event that the Company is required to prepare an accounting restatement due to material noncompliance of the Company with any financial reporting requirements under the federal securities laws or in the event of misconduct that has a material adverse effect on the Company’s business.

Our Securities Trading Policy, which applies to (i) directors, executive officers and employees of LAC, (ii) the family members of those persons described in (i), and (iii) LAC contractors and consultants who have access to material nonpublic information concerning LAC (collectively, “Insiders”), prohibits Insiders from buying or selling LAC securities when in possession of material nonpublic information and during other closed periods. Any sale or purchase of Common Shares by directors, executive officers and all other senior leaders must be made during pre-established periods after receiving preclearance by LAC’s CFO or General Counsel, or such other person as may be designated by LAC from time to time. Trading in LAC derivatives (i.e. puts or calls), engaging in short sales or otherwise engaging in hedging activities and pledging of LAC securities is prohibited for all Insiders. This policy is posted on our website.

2023 Individual Performance and STI and LTI Awards

2023 STI Awards for named executives based on their individual performance scorecards are set out in the table below.

Named Executive	Annual Base Salary (US$)	STI Target % of Base Salary	Individual Performance Score (%)(1)	STI Award Value (US$)	STI Cash Awards (US$)	Number of RSUs Awarded as STI Award(2)
Kelvin Dushnisky(3)	590,000	100%	113%	166,380	-	34,499
Jonathan Evans	600,000	100%	119%	711,600	355,800	73,776
Pablo Mercado(4)	585,000	85%	124%	615,596	307,798	63,823
Richard Gerspacher(5)	465,000	75%	136%	438,258	219,129	45,437
Alexi Zawadzki	330,750	75%	118%	292,714	146,357	30,347

Notes:

(1)
Percentage shown is based on a combination of company performance and individual performance.
(2)
Based on the five-day VWAP of US$4.82 calculated as of the day prior to the grant date.
(3)
Base salary commencing effective as of October 3, 2023 when Mr. Dushnisky was appointed to serve as the Executive Chair of LAC. Mr. Dushnisky chose to receive 100% of his STI in RSUs.
(4)
Base salary commencing effective as of April 24, 2023 when Mr. Mercado was appointed to serve as the Executive Vice President and Chief Financial Officer by Old LAC. His STI and LTI Awards were not pro-rated but were rather based on a full year of his service in accordance with the terms of his employment agreement.
(5)
Base salary as at October 3, 2023 as at the Separation. From January 1, 2023 to October 2, 2023, Mr. Gerspacher’s base salary was $420,000 in his role as the Senior Vice President, Capital Projects.

The calculated 2023 LTI Awards granted to named executives based on their individual performance scorecards, and adjusted for long-term retention purposes are set out in the table below. The Board approved the 2023 PSU Awards in January 2024, and these 2023 PSU Awards will vest in January 2027.

Named Executive	Annual Base Salary (US$)	LTI Target % of Base Salary	Individual LTI Award (%)	LTI Award Value (US$)	Number of RSUs Awarded as LTI Award(1)	Number of PSUs Awarded as LTI Award(2)
Kelvin Dushnisky(3)	590,000	100%	100%	147,500	15,292	15,292
Jonathan Evans	600,000	125%	250%	1,500,000	155,515	155,515
Pablo Mercado(4)	585,000	100%	190%	1,111,500	115,236	115,236
Richard Gerspacher(5)	465,000	75%	120%	517,500	53,653	53,653
Alexi Zawadzki	330,750	75%	105%	347,288	36,006	36,006

Note:

(1)
The fair value of RSUs was based on the five-day VWAP of US$4.82 calculated as of the day prior to the grant date.
(2)
The fair value of PSU awards was estimated on a 1:1 basis; however, the formula used to determine the performance multiplier that will be used to calculate the value of PSUs relating to 2023 compensation was finalized subsequent to the date of this Circular and approved by the Board, and the fair value of the PSUs is in the process of being finalized. See Executive Compensation – Elements of Executive Compensation – PSU Performance and Peer Group for further details on how we determine the value of PSUs and PSU vesting.

2024 Management Information Circular 67

(3)
Base salary commencing effective as of October 3, 2023 when Mr. Dushnisky was appointed to serve as the Executive Chair of LAC. His STI and LTI were pro-rated for approximately three months based on his time in the position of Executive Chair commencing as at the Separation. Mr. Dushnisky chose to receive 100% of his STI in RSUs and, while entitled to LTI based on a full year of service as Executive Chair, requested that his LTI be pro-rated for the three months of service based on his time in the position of Executive Chair commencing as at the Separation date.
(4)
Base salary commencing effective as of April 24, 2023 when Mr. Mercado was appointed to serve as the Executive Vice President and Chief Financial Officer by Old LAC. His STI and LTI Awards were not pro-rated but were rather based on a full year of his service in accordance with the terms of his employment agreement.
(5)
Base salary as at October 3, 2023 as at the Separation. From January 1, 2023 to October 2, 2023, Mr. Gerspacher’s base salary was $420,000 in his role as the Senior Vice President, Capital Projects.

Performance Graph

The graph set out below compares the cumulative shareholder return on a $100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from October 4, 2023 (being the first day of trading post Separation) to December 31, 2023:

Lithium Americas Corp.
Total Common Shareholder's Return
from October 4, 2023 to December 31, 2023
$150
$100
$50
$-
Relative Performance Index
4-Oct-23
31-Dec-23
TSX: LAC
S&P/TSX Composite Total Return Index

As shown in the graph above, during the portion of the fiscal year ended December 31, 2023, for which the Company was a reporting issuer and the Common Shares were listed, the Common Share price declined relative to the S&P/TSX Composite Index. The Company believes that the share price performance has been impacted primarily by declining lithium commodity prices and macroeconomic factors affecting electric vehicle sales, such as high interest rates and high inflation. Over the same period, the price of lithium declined by approximately 40%.

The trend in overall compensation paid to the Company's executive officers over this period has not directly tracked the performance of the market price of the Common Shares or the S&P/TSX Composite Index. The performance graph above represents a brief three-month corporate history and does not necessarily indicate a trend upon which to draw. Given the Company’s stage of development, the Company’s Common Share price can be volatile and is currently not a significant factor in cash compensation considerations. The value of LTI compensation in the form of RSUs and PSUs is influenced by our Common Share price performance.

2024 Management Information Circular 69

Summary Compensation Table

The table below sets out all compensation for named executives for our fiscal year ended December 31, 2023, including direct and indirect compensation. Named executives who are also directors of our Company are not compensated for their services as directors.

The named executive compensation set out below is presented on an annual basis in that it reflects compensation paid for the time periods both prior to and following completion of the Separation. Prior to the Separation, executive compensation was paid by Old LAC. Following the Separation, executive compensation was paid by LAC.

			Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)
Name and Principal position	Year(1)	Salary (US$)	Share-Based Awards (2)(3)(4)(5)	Option-Based Awards	Annual Incentive Plans	Long-term incentive Plans	Pension Value (US$)	All Other Compensation(7) (US$)	Total Compensation (US$)
Kelvin Dushnisky, Executive Chair(8)(9)	2023	214,231	2,166,801	–	166,380	–	–	1,377	2,548,789
Jonathan Evans, President and CEO(8)	2023	600,000	2,124,173	–	355,800	–	–	126,521	3,206,494
Pablo Mercado, Executive Vice President and CFO(10)	2023	431,447	2,618,182	–	307,798	–	–	54,241	3,411,668
Richard Gerspacher, Executive Vice President, Capital Projects(11)	2023	433,205	1,231,193	–	219,129	–	–	92,362	1,975,889
Alexi Zawadzki, Vice President, Resource Development	2023	330,750	820,334	–	146,357	–	–	41,877	1,339,318

Notes:

(1)
Prior to the Separation, executive compensation was paid by Old LAC. Following the Separation, executive compensation was paid by LAC.
(2)
Share-based Awards include the share-based STI Awards valued based on the five-day VWAP of US$4.82 calculated as of the day prior to the grant date and awarded as follows: Mr. Evans: $355,800; Mr. Mercado: $307,798; Mr. Dushnisky: $166,380; Mr. Gerspacher: $219,129; Mr. Zawadzki: $146,357.
(3)
Share-based Awards include LTI RSU and PSU Awards valued based on the five-day VWAP of US$4.82 calculated as of the day prior to the grant date and awarded as follows: Mr. Evans: $1,500,000; Mr. Mercado: $1,111,500; Mr. Dushnisky: $147,500; Mr. Gerspacher: $517,500; Mr. Zawadzki: $347,288. The fair value of PSU Awards was estimated initially on a 1:1 basis; however the formula used to determine the performance multiplier that will be used to calculate the value of PSUs relating to 2023 compensation was finalized subsequent to the date of this Circular and approved by the Board, and the fair value of the PSUs is in the process of being finalized.
(4)
Share-based Awards include Replacement Grants as described in the director compensation table narrative under the heading Director Compensation Table and were granted as follows: Mr. Evans: $268,373; Mr. Mercado: $28,884; Mr. Dushnisky: $8,671; Mr. Gerspacher: $29,564; Mr. Zawadzki: $326,689.
(5)
Share-based Awards include RSUs granted under the Company’s equity incentive Plan, as amended from time to time. The quantities of RSUs granted in respect of sign-on incentives were calculated based on fair market value as defined in the Plan at a value to achieve the RSU sign-on incentive, in accordance with the respective employment agreements as follows: Mr. Mercado: $1,170,000; Mr. Dushnisky: $1,770,000; Mr. Gerspacher: $465,000. In addition, Mr. Dushnisky was granted DSUs with an estimated fair value at the grant dates totaling $74,250 for his service as an independent director of Old LAC prior to the Separation.
(6)
Non-Equity Incentive Plan Compensation represents the Cash STI Awards awarded for performance in 2023.
(7)
Other compensation includes the extended health benefits plan and RRSP or Simple IRA account contributions made by the Company, in addition to sign-on bonuses received by Mr. Evans, Mr. Mercado, Mr. Gerspacher, and Mr. Zawadzki, and relocation expenses for Mr. Gerspacher.
(8)
During the year ended December 31, 2023, Mr. Evans and Mr. Dushnisky were also directors of the Company, and did not receive any compensation for their services as directors of the Company. Mr. Dushnisky’s compensation include fees paid and share-based Awards issued to Mr. Dushnisky by Old LAC for his service as an independent director of Old LAC prior to the completion of the Separation for the period beginning on January 1, 2023 until October 3, 2023. Subsequent to the Separation, Mr. Dushnisky has only been compensated for his service as the Executive Chair of LAC, and has not been compensated for his services as a director of LAC.
(9)
The table includes compensation earned by Mr. Dushnisky as a former independent director of Old LAC. Cash fees were paid and share-based Awards were issued to Mr. Dushnisky by Old LAC for service as an independent director of Old LAC prior to completion of the Separation for the period January 1 to October 3, 2023. The $214,231 salary earned by Mr. Dushnisky includes $69,000 for pre-Separation independent director fees, and his salary earned as Executive Chair of $145,231 post-Separation. Mr. Dushnisky chose to receive 100% of his STI in RSUs and, while entitled to LTI based on a full year of service as Executive Chair, requested that his LTI be pro-rated for the three months of service based on his time in the position of Executive Chair commencing as at the Separation date.
(10)
Commencing effective as of April 24, 2023, Mr. Mercado was appointed to serve as the Executive Vice President and Chief Financial Officer of Old LAC. His STI and LTI Awards were not pro-rated but rather calculated based on a full year of service per the terms of his employment agreement. $431,447 indicates Mr. Mercado’s actual salary earned for 2023 service.
(11)
$433,205 indicates Mr. Gerspacher’s actual salary earned for 2023 service.

Named executives who are also Board directors of our Company are not compensated for their services as directors.

Fair Value of Stock Option Grants, RSUs, PSUs and DSUs

Under the Plan, the Company may grant RSUs, PSUs, DSUs and Options to directors, officers, employees and service providers. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

The Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively), and DSUs to directors, rather than Options. The fair value of Options previously granted by the Company is treated as compensation costs in accordance with International Financial Reporting Standards 2, Share-based Payment.

Each tranche of an equity award is considered to be a separate award, with its own vesting period and grant date fair value.

2024 Management Information Circular 71

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

Details about all Awards outstanding under incentive plans of the Company as of December 31, 2023, including Awards granted during 2023 to each named executive, are set out below.

	Option-Based Awards				Share-Based Awards(1)
Name	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based Awards that have not vested (US$)(2)	Market or payout value of vested share-based Awards not paid out or distributed (US$)(2)
Kelvin Dushnisky, Executive Chair	–	–	–	–	207,704	1,329,306	313,530
Jonathan Evans, President and CEO	–	–	–	–	136,383	872,851	1,454,220
Pablo Mercado, Executive Vice President and CFO	–	–	–	–	39,133	250,451	–
Richard Gerspacher, Executive Vice President, Capital Projects	–	–	–	–	89,781	574,600	–
Alexi Zawadzki, Vice President, Resource Development	–	–	–	–	79,253	507,219	2,325,510

Notes:

(1)
In connection with the completion of the Separation, outstanding share-based Awards and option-based Awards issued by Old LAC and held by named executives and directors were, among other things, exchanged for equivalent share-based Awards and issued by LAC, with all other terms and conditions applicable to such Awards remaining the same (e.g. expiration term, vesting conditions, etc.).
(2)
The market value of unexercised share-based Awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 29, 2023 of US$6.40. These amounts reflect the maximum amount of Common Shares which may become issuable in accordance with the terms of such PSUs. See Executive Compensation – Elements of Executive Compensation – PSU Performance and Peer Group for further details on how the value of PSUs and PSU vesting, are determined.

Anti-hedging requirements apply for all named executives and are set out in our Securities Trading Policy. For more information, refer to the Management of Risks section.

Value of Awards Vested or Earned in 2023

The following table sets out the value on payout or vesting of incentive Awards for the year ended December 31, 2023 for each named executive:

Name	Option-Based Awards Value Vested During the Year(1) (US$)	Share-Based Awards Value Vested During the Year(2) (US$)	Non-Equity Incentive Plan Compensation Value Earned During the Year (US$)
Kelvin Dushnisky, Executive Chair	–	55,978	–
Jonathan Evans, President and CEO	–	1,257,594	–
Pablo Mercado, Executive Vice President and CFO	–	576,464	–
Richard Gerspacher, Executive Vice President, Capital Projects	–	157,836	–
Alexi Zawadzki, President, Resource Development	–	923,004	–

Notes:

(1)
The “value vested during the year” with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes.
(2)
The amount of share-based Awards realized upon vesting during 2023 is based on the market value of the underlying shares on the vesting date. Mr. Gerspacher deferred settlement to December 14, 2023 of 12,870 RSUs with a $93,000 market value on October 24, 2023, the date those RSUs vested.

PSUs granted under the Plan are the only incentive Awards made, earned, paid or payable to named executives that depend on achieving certain performance goals or similar conditions within a specific period.

Other Compensation and Pension Benefits

As at year end December 31, 2023, with the exception of RRSP and Simple IRA account contributions made by the Company, the Company did not have any other pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

Employment Agreements

Jonathan Evans, President and CEO

As at December 31, 2023, Mr. Evans was paid a base salary of $600,000, and was eligible to receive short-term incentive compensation at a target rate of 100% of base salary (“Evans STI Bonus”) and long-term incentive compensation at a target rate of 125% of base salary.

On termination of employment without cause, because of a “Disability,” or for “Good Reason,” each as defined in Mr. Evans’ employment agreement, Mr. Evans will receive the following severance package: (a) 24 months (the “Evans Severance Period”) of base salary; (b) two times the Evans STI Bonus he received for the year prior to the year in which his employment terminates; (c) accelerated vesting of any equity Awards scheduled to vest during the Evans Severance Period; and (d) continuation of benefits coverage during the Evans Severance Period or reimbursement for replacement coverage (the “Evans Severance Package”).

2024 Management Information Circular 73

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and conditional upon Mr. Evans continuing to perform services to Lithium Nevada until the “Change of Control” event, then Mr. Evans will receive the Evans Severance Package described above, and all equity Awards previously granted will vest immediately in accordance with the terms of the Plan.

Pablo Mercado, Executive Vice President and CFO

As at December 31, 2023, Mr. Mercado was paid a base salary of $585,000, and was eligible to receive short-term incentive compensation at a target rate of 85% of base salary (“Mercado Target STI Bonus”) and long-term incentive compensation at a target rate of 100% of base salary.

On termination of employment without cause, because of a “Disability,” or for “Good Reason,” each as defined in Mr. Mercado’s employment agreement, Mr. Mercado will receive the following severance package: (a) 1.5 times the sum of his base salary and an amount equal to the Mercado Target STI Bonus for the year termination of employment occurs, without pro-ration. In addition, if Mr. Mercado timely elects, Lithium Nevada will provide Mr. Mercado and qualified beneficiaries with 18 months of Consolidated Omnibus Budget Reconciliation Act (“COBRA”) premium reimbursement; (b) a pro-rated amount of the Mercado Target STI Bonus for the calendar year in which Mr. Mercado’s employment terminates; (c) (i) any previously awarded initial Old LAC RSUs (as defined in Mr. Mercado’s employment agreement) shall be fully vested as of the termination date; and (ii) Mr. Mercado shall become vested in a portion of any equity Awards previously granted to him that, as of the date of termination, have not vested (“Outstanding Equity Awards”) by prorating each such Outstanding Equity Award by the percentage of the applicable vesting period which Mr. Mercado would have completed if he had continued in employment for 18 months following the termination date. Any portion of the Outstanding Equity Awards that does not become vested shall be forfeited in accordance with the terms of the Plan and any applicable grant agreement.

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within 12 months of such “Change of Control”:

1.
Mr. Mercado’s employment is terminated without cause; or
2.
Mr. Mercado resigns for “Good Reason” (as defined in the employment agreement) after (A) providing Lithium Nevada with written notice of the circumstances constituting “Good Reason”, and (B) Lithium Nevada failing to remedy the circumstances constituting “Good Reason” in a timely manner, then Mr. Mercado will be entitled to receive the following:
a.
an amount equal to two times the sum of (A) his base salary; and (B) an amount equal to the Mercado Target STI Bonus for the year in which the termination occurs, without proration;
b.
an amount equal to the pro-rated amount of the Mercado Target STI Bonus for the calendar year in which Mr. Mercado’s employment terminates; and
c.
if Mr. Mercado timely elects COBRA insurance coverage, up to 24 months of COBRA premium reimbursement to Mr. Mercado and qualified beneficiaries.
d.
Notwithstanding any provisions of the Grant Agreement to the contrary, Mr. Mercado's rights on termination of employment with respect to any equity awards previously granted to him shall be accelerated such that any equity awards shall become fully vested as of the date of termination.

Kelvin Dushnisky, Executive Chair

As at December 31, 2023, Mr. Dushnisky was paid a base salary of $590,000, and was eligible to receive short-term incentive compensation at a target rate of 100% of base salary (“Dushnisky STI Bonus”) and long-term incentive compensation at a target rate of 100% of base salary.

Mr. Dushnisky was granted a one-time signing equity award with a grant date fair value of US$1,770,000 in the form of RSUs. On termination of employment without cause, because of a “Disability,” or for “Good Reason,” each as defined in Mr. Dushnisky’s employment agreement, Mr. Dushnisky will receive the following severance package: (a) 18 months of his base salary; (b) any equity Awards previously granted will be governed by the terms of the Plan and any applicable grant agreement; and (c) continuation of benefits coverage and vacation accrual for the minimum notice period required by applicable employment standards legislation.

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within 12 months of such “Change of Control”:

1.
Mr. Dushnisky’s employment is terminated without cause, or
2.
Mr. Dushnisky resigns for “Good Reason” (as defined in the employment agreement) after (A) providing the Company with at least 14 days’ written notice of the circumstances constituting “Good Reason”; and (b) the Company failing to remedy the circumstances constituting “Good Reason” within that time, then Mr. Dushnisky will be entitled to receive the following:
a.
24 months of base salary;
b.
two times the Dushnisky STI Bonus; and
c.
benefits continuation for 24 months if permitted by the rules of the applicable benefits plan(s). For benefits that cannot be continued through the entire 24 months, the Company will pay Mr. Dushnisky the value of the premiums that would be paid to the plans during the 24 month period.
d.
All equity Awards previously granted will vest immediately in accordance with the terms of the Plan.

Richard Gerspacher, Executive Vice President, Capital Projects

As at December 31, 2023, Mr. Gerspacher was paid a base salary of $465,000, and was eligible to receive short-term incentive compensation at a target rate of 75% of base salary (“Gerspacher STI Bonus”) and long-term incentive compensation at a target rate of 75% of base salary.

Mr. Gerspacher received a one-time grant of equity Awards in the form of RSUs with a value of US$465,000 (the “Initial Gerspacher RSUs”).

On termination of employment without cause, because of a “Disability,” or for “Good Reason,” each as defined in Mr. Gerspacher’s employment agreement, Mr. Gerspacher will receive the following severance package: (a) 12 months (the “Gerspacher Severance Period”) of his base salary; (b) an amount equal to the Gerspacher STI Bonus he received for the year before termination; (c) the Initial Gerspacher RSUs fully vest as of the termination date and accelerated vesting of any equity Awards scheduled to vest during the Gerspacher

2024 Management Information Circular 75

Severance Period; and (d) continuation of benefits coverage during the Gerspacher Severance Period or reimbursement for replacement coverage (the “Gerspacher Severance Package”).

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within 12 months of such “Change of Control”:

1.
Mr. Gerspacher’s employment is terminated without cause, or
2.
Mr. Gerspacher resigns for “Good Reason” (as defined in the employment agreement) after (a) providing Lithium Nevada with written notice of the circumstances constituting “Good Reason”; (b) Lithium Nevada failing to remedy the circumstances constituting “Good Reason”, then Mr. Gerspacher will be entitled to receive the Gerspacher Severance Package described above, except that the Gerspacher Severance Period will then be 24 months; and (c) all equity Awards previously granted will vest immediately in accordance with the terms of the Plan.

Alexi Zawadzki, Vice President, Resource Development

As at December 31, 2023, Mr. Zawadzki was paid a base salary of $330,750, and was eligible to receive short-term incentive compensation at a target rate of 75% of base salary (“Zawadzki STI Bonus”) and long-term incentive compensation at a target rate of 75% of base salary.

On termination of employment without cause, because of a “Disability,” or for “Good Reason,” each as defined in Mr. Zawadzki’s employment agreement, Mr. Zawadzki will receive the following severance package: (a) 12 months (the “Zawadzki Severance Period”) of his base salary; (b) an amount equal to the Zawadzki STI Bonus he would have earned through the Zawadzki Severance Period had he remained actively employed based on the Zawadzki STI Bonus he received in the year before his employment terminated; (c) accelerated vesting of any equity Awards scheduled to vest during the Zawadzki Severance Period; and (d) continuation of benefits coverage for the Zawadzki Severance Period or reimbursement of replacement coverage (the “Zawadzki Severance Package”).

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within 12 months of such “Change of Control”:

1.
Mr. Zawadzki’s employment is terminated without cause, or
2.
Mr. Zawadzki resigns for “Good Reason” (as defined in the employment agreement) after (a) providing the Company with at least 14 days’ written notice of the circumstances constituting “Good Reason”; (b) the Company failing to remedy the circumstances constituting “Good Reason” within that time, then Mr. Zawadzki will be entitled to receive the Zawadzki Severance Package described above, except that the Zawadzki Severance Period will then be 24 months; and (c) all equity Awards previously granted will vest immediately in accordance with the terms of the Plan.

Termination and Change of Control Benefits

The following table discloses the estimated amounts payable to named executives for a termination without cause or a change of control, assuming a date of termination of December 31, 2023 in each scenario:

Named Executive Officer	Element of Compensation	Termination Without Cause US$(1)	Change of Control(1) (2) US$
Kelvin Dushnisky	Salary	885,000	1,180,000
	Bonus	-	1,180,000
	Equity(3)	-	1,329,306
	Other	-	19,949
Jonathan Evans	Salary	1,200,000	1,200,000
	Bonus	1,330,000	1,330,000
	Equity(3)	572,077	872,851
	Other	54,043	54,043
Pablo Mercado	Salary	877,500	1,170,000
	Bonus	1,243,125	1,491,750
	Equity(3)	250,451	250,451
	Other	34,866	46,488
Richard Gerspacher	Salary	465,000	930,000
	Bonus	440,250	880,500
	Equity(3)	422,624	574,598
	Other	22,916	45,831
Alexi Zawadzki	Salary	330,750	661,500
	Bonus	346,697	693,394
	Equity(3)	367,334	507,219
	Other	-	20,481

Notes:

(1)
Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.
(2)
In the event that a change of control is triggered, such that the named executive is entitled to receive the change of control payment in their respective employment agreement, the named executive will not also receive the severance payment contemplated in the named executive’s employment agreement which is payable on termination without cause. The change of control payment in the named executive’s employment agreement will effectively replace the severance payment to which they otherwise would have been entitled to in the named executive’s employment agreement if the change of control provision is triggered.
(3)
Equity includes the value of accelerated vesting of equity Awards in accordance with the Plan and/or employment agreements, as described in the Employment Agreements section above for named executives.

Management Contracts

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

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COMPENSATION PLANS

Securities Authorized for Issuance Under the Plan

The Plan is our only equity incentive plan and governs all equity incentives awarded by LAC, including RSUs, PSUs, DSUs and Options. We are permitted to issue an aggregate of 14,400,737 Common Shares under the Plan (or approximately 8.9% of the Common Shares based on the current number of Common Shares outstanding).

The following information is as at the Company’s financial year ended December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, DSUs, PSUs and rights (a)	Weighted-average exercise price of outstanding Options C$ (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders(1)	2,372,960	–	12,027,777
Equity compensation plans not approved by the securityholders	–	–	–
Total(2)	2,372,960	–	12,027,777

Note:

(1)
The aggregate number of Common Shares that may be reserved for issuance under the Plan is 14,400,737. As of the date of this Circular, a balance of 12,027,777 Common Shares (representing approximately 7.4% of the Company's current issued and outstanding Common Shares) is available for future grants under the Plan.
(2)
As of the date of this Circular, the aggregate number of Common Shares that are reserved for issuance under the Plan is 4,390,980 (representing approximately 2.7% of the Company’s current issued and outstanding Common Shares).

Annual Burn Rate Under the Plan

The annual burn rate of the Plan for the financial year ended December 31, 2023 is set out below. This figure is calculated by dividing (i) the number of Awards granted under the Plan during the applicable financial year, by (ii) the weighted average number of Common Shares outstanding for the applicable financial year. "Awards" for the purposes of this calculation means all RSUs, PSUs, DSUs and Options.

Financial Year ended December 31	Number of Awards awarded under the Plan (a)	Weighted average number of Common Shares outstanding during the applicable financial year (b)	Annual burn rate ((a)/(b)) (c)
2023	1,268,777	160,362,807	0.79%

Summary of the Plan

Overview

The following is a summary of the material terms of the Plan. It is qualified in its entirety by reference to the specific terms of the Plan.

The Plan provides for the grant to eligible directors and employees (including officers and service providers determined as eligible by the C&L Committee) of Options, RSUs and PSUs. The Plan also provides for the grant to eligible directors of DSUs which the directors are entitled to redeem following retirement or termination from the Board (Options, RSUs, PSUs and DSUs are collectively referred to as “Awards”).

Stock Options

Option Grants

The Plan authorizes the Board, on the recommendation of the C&L Committee, to grant Options. The number of Common Shares under option, the exercise price per Common Share, the vesting period and any other terms and conditions of Options granted pursuant to the Plan, from time to time will be determined by the Board, on the recommendation of the C&L Committee, at the time of the grant, subject to the defined parameters of the Plan. The date of grant for the Options will be the date the C&L Committee approved the grant for recommendation to the Board, or for grants not approved for recommendation by the C&L Committee, the date such grant was approved by the Board. Notwithstanding the foregoing, the Board may authorize the grant of Options at any time with such grant to be effective at a later date and the corresponding determination of the exercise price to be done at such date to accommodate any blackout period or such other circumstances where such delayed grant is deemed appropriate, and the date of grant of such Options will then be the effective date of the grant.

Exercise Price

The exercise price of any Option cannot be less than the volume weighted average price (“VWAP”) of the Common Shares on the NYSE for the five days on which Common Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period, Blackout Periods and Vesting

Options will be exercisable for a period of five years from the date the Option is granted or such greater or lesser period as determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options will be determined by the Board. Failing a specific vesting determination by the Board, Options will automatically become exercisable incrementally over a period of 18 months from the date of grant, as to: (i) 25% of the total number of shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of shares under Option such that after the 18th month of the Option period, 100% of the Option will be exercisable.

In the event of a Change of Control (as defined in the Plan) pursuant to the dissolution and liquidation of the Company, all Options outstanding will immediately vest and become exercisable on the date of such Change of Control. If a Triggering

Event (as defined in the Plan) occurs within the 12-month period immediately following other categories of a Change of Control (excluding the dissolution and liquidation of the Company), all

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outstanding Options will immediately vest and become exercisable on the date of such Triggering Event. The provisions in this paragraph will be subject to the terms of any employment agreement between a participant and the Company.

When the expiry date of an Option occurs during, or within 10 business days following, a “blackout period”, the expiry date of such Option is deemed to be the date that is 10 business days following the expiry of such blackout period. Blackout periods will be imposed by the Company to restrict trading of the Company’s securities by directors, officers, employees and certain others who hold Options to purchase Common Shares, in accordance with the Disclosure Policy, Securities Trading Policy and similar policies in effect from time to time, in circumstances where material non-public information exists, including where financial statements are being prepared but results have not yet been publicly disclosed.

Cashless Surrender Rights

Cashless surrender rights may also be granted under the Plan, at the discretion of the Board on the recommendation of the C&L Committee, to an optionee in conjunction with, or at any time following the grant of, an Option. Cashless surrender rights under the Plan will effectively allow an optionee to exercise an Option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise such Option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the cashless surrender right is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate Option price of all Common Shares subject to such Option by the Fair Market Value of one Common Share.

Termination or Death

If an optionee dies while employed by the Company, any Option held by him or her will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee will pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no Option will be exercisable unless the Board determines otherwise. If an optionee ceases to be employed or engaged by the Company for any reason other than cause, then the Options will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner).

RSUs & PSUs

RSU & PSU Grant

The Plan authorizes the Board to grant RSUs and PSUs, in its sole and absolute discretion, to any eligible employee (including officers and service providers deemed eligible by the C&L Committee) or director. Each RSU or PSU will provide the recipient with the right to receive Common Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Plan and with such additional provisions and restrictions as the Board may determine. Each RSU and PSU grant will be evidenced by a grant letter or agreement which will be subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the C&L Committee, deems appropriate.

Vesting of RSUs & PSUs

Concurrent with the granting of the RSU or PSU, the Board will determine, on recommendation from the C&L Committee, the period of time during which the RSU or PSU is not vested and the holder of such RSU or PSU remains ineligible to receive Common Shares (the “Restricted Period”) and vesting requirements applicable to such RSU or PSU. Vesting of a RSU or PSU will be determined at the sole discretion of the Board at the time of grant and will be specified in the RSU or PSU grant letter or agreement. Vesting requirements may be based upon the continued employment or other service of a participant, and/or performance conditions to be achieved by the Company or a class of participants or by a particular participant on an individual basis, within a Restricted Period, for such RSUs or PSUs to entitle the holder thereof to receive the underlying Common Shares (and the number of underlying Common Shares that may be received may be subject to performance multipliers).

In respect of PSUs only, the Board may determine, on recommendation from the C&L Committee, additional performance-related vesting conditions, such as performance of the Common Shares against performance of a peer-group of listed issuers, individual performance metrics, or otherwise.

In the event of a Change of Control (as defined in the Plan) pursuant to the dissolution and liquidation of the Company, all RSUs and PSUs outstanding will immediately vest and be settled by the issuance of Common Shares, notwithstanding the Restricted Period and any date after the Restricted Period which is the earlier of (i) the date which the participant has elected to defer receipt of Common Shares underlying the RSUs or PSUs, and (ii) the participation’s separation date (the “Deferred Payment Date”). If a Triggering Event (as defined in the Plan) occurs within the 12-month period immediately following other categories of a Change of Control (excluding the dissolution and liquidation of the Company), all outstanding RSUs or PSUs will vest immediately and be settled by the issuance of Common Shares notwithstanding the Restricted Period and any Deferred Payment Date. The provisions in this paragraph will be subject to the terms of any employment agreement between a participant and the Company.

Once the RSU or PSU vests, the RSU or PSU will be automatically settled through the issuance of an equivalent number of underlying Common Shares as RSUs or PSUs held (subject, in the case of PSUs, to any performance multiplier). In respect of PSUs that are accelerated as a result of a Change of Control or the total disability or death of a participant, unless the Board determines otherwise and subject to any employment agreement or Award agreement between the Company and the participant, (i) in respect of any performance measurement periods that are completed on or prior to the Change of Control, total disability or death of a participant, the proportion of PSUs equivalent to the performance measurement periods completed will be settled by applying a performance multiplier calculated based on the actual performance in respect to such completed periods, and (ii) in respect of any performance measurement periods that are not completed on or prior to the Change of Control, total disability or death of a participant, the equivalent proportion of PSUs in respect to such periods will be settled by applying a performance multiplier of one Common Share for each PSU. Participants who are resident in Canada for the purposes of the Income Tax Act (Canada) may elect to defer some or all of any part of the Common Share grant until one or more later dates.

Retirement or Termination

Subject to the terms of any employment agreement or Award agreement between the Company and the participant, in the event the participant retires or is terminated during the vesting period, any RSU or PSU held by the participant will be terminated immediately, provided however that the Board will have the absolute discretion to modify the RSUs or PSUs, including to provide that the Restricted Period will terminate immediately prior to the date of such occurrence or allow the RSUs or PSUs to continue in accordance with their original Restricted Periods. In the event the participant retires or is terminated following the vesting period, the Company will issue, and the participant will forthwith receive, the Common Shares underlying the RSUs or PSUs. In the event of death or total disability, the vesting period will accelerate and the Common Shares underlying the RSUs or PSUs will be issued.

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Payment of Dividends

Subject to the absolute discretion of the Board to declare dividends, in the event any such dividend is declared on the Common Shares, a participant with RSUs or PSUs which have vested but on which the underlying Common Shares have not yet been issued as a result of a deferral election will be entitled to receive an additional number of RSUs or PSUs equivalent to the amount of the dividend such participant would have received on the underlying Common Shares based on the five-day VWAP of the Common Shares on the TSX at such time. If the foregoing results in a fractional RSU or PSU, the fraction will be disregarded. Any additional RSUs or PSUs awarded pursuant to this paragraph will be subject to the same terms, including the time of settlement, as the RSUs or PSUs to which they relate.

DSUs

DSU Grant

The Plan authorizes the Board to grant DSUs, in its sole and absolute discretion in a lump sum amount or on regular intervals to eligible directors. Each DSU grant will be subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the C&L Committee, deems appropriate.

Vesting of DSUs

Subject to deferrals in accordance with applicable tax legislation, DSUs are redeemed automatically following their vesting. If DSUs are issued with vesting conditions, each eligible director will redeem their DSUs on the 20th business day following the separation from the Company. Upon redemption, the director will be entitled to receive (subject to any share issuance limits in the Plan), the number of Common Shares equal to the number of DSUs in the director’s account. If the director ceases to hold office during a year where DSUs have been granted in advance of being earned and they have not held office for the entire year, the director will only be entitled to a pro-rated issuance of shares.

Payment of Dividends

Subject to the absolute discretion of the Board to declare dividends, in the event any such dividend is declared on the Common Shares, a participant with DSUs which have vested but on which the underlying Common Shares have not yet been issued as a result of a deferral election will be entitled to receive an additional number of DSUs equivalent to the amount of the dividend such participant would have received on the underlying Common Shares based on the five-day VWAP of the Common Shares on the TSX at such time. If the foregoing results in a fractional DSU, the fraction will be disregarded. Any additional DSUs awarded pursuant to this paragraph will be subject to the same terms, including the time of settlement, as the DSUs to which they relate.

Provisions Applicable to all Grants of Awards

Participation Limits

The aggregate number of Common Shares that may be issued and issuable under the Plan together with any other securities-based compensation arrangements of the Company, as applicable:

(a)
to insiders will not exceed 10% of the Company’s outstanding issue from time to time;

(b)
to insiders within any one-year period will not exceed 10% of the Company’s outstanding issue from time to time; and
(c)
to any one insider and his or her associates within any one-year period will not exceed 5% of the Company’s outstanding issue from time to time.

In no event will the number of Common Shares that may be issued to any individual under the Plan (when combined with all of the Company’s other security-based compensation arrangements, as applicable) exceed 5% of the Company’s outstanding issue from time to time.

The aggregate number of Options that may be granted under the Plan to any one non-employee director of the Company within any one-year period will not exceed a maximum value of C$100,000 worth of securities, and together with any RSUs, PSUs and DSUs granted under the Plan and any securities granted under all other securities-based compensation arrangements, such aggregate value will not exceed C$150,000 in any one-year period, subject to caveats set out in the corresponding section of the Plan.

Transferability

Pursuant to the Plan, any Awards granted to a participant will not be transferable except by will or by the laws of descent and distribution. During the lifetime of a participant, Awards may only be exercised by the Participant.

Amendments to the Plan

The Board may amend, suspend or terminate the Plan or any Award granted under the Plan without shareholder approval, including, without limiting the generality of the foregoing: (i) changes of a clerical or grammatical nature; (ii) changes regarding the persons eligible to participate in the Plan; (iii) changes to the exercise price; (iv) vesting, term and termination provisions of Awards; (v) changes to the cashless surrender right provisions; (vi) changes to the authority and role of the Board under the Plan; and (vii) any other matter relating to the Plan and the Awards granted thereunder, provided however that:

(a)
such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Company’s shares are listed;
(b)
no amendment to the Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;
(c)
the expiry date of an Option will not be more than five years from the date of grant of such Option, provided, however, that at any time the expiry date should be determined to occur either during a blackout period or within 10 business days following the expiry of a blackout period, the expiry date of such Option will be deemed to be the date that is the 10th business day following the expiry of the blackout period;
(d)
the directors of the Board will obtain shareholder approval of:
(i)
any amendment to the aggregate number of Common Shares issuable under the Plan;
(ii)
any amendment to the limitations on shares that may be reserved for issuance, or issued, to insiders, or increase participation limits on non-employee directors;

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(iii)
any amendment that would reduce the exercise price of an outstanding Option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise, or permits the cancellation and re-issuance of Options;
(iv)
any amendment that would extend the expiry date of any Option granted under the Plan except in the event that such Option expires during or within 10 business days following the expiry of a blackout period;
(v)
any amendment to permit Options to be transferred other than for normal estate settlement purposes; or
(vi)
any amendment to reduce the range of amendments requiring shareholder approval contemplated in this section.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award pursuant thereto remains outstanding.

Share Issuance Limits

The aggregate number of Common Shares that may be subject to issuance under the Plan, together with any other securities-based compensation arrangements of the Company, will not exceed 14,400,737 Common Shares (or approximately 8.9% of the Common Shares based on the current number of Common Shares outstanding).

As of the date of this Circular, there were 3,295,612 RSUs, 981,098 PSUs and 114,270 DSUs outstanding.

FORWARD-LOOKING STATEMENTS

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking statements generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In particular, this Circular contains forward-looking statements, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the Company’s future objectives and strategies to achieve those objectives, including the future prospects of the Company; the estimated costs of the development of Thacker Pass, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; expectations regarding accessing funding from the Loan from the DOE, including final closing of the Loan and the Company’s ability to satisfy the conditions relating to such closing and timing thereof; the Company’s ability to raise capital; expected expenditures to be made by the Company at Thacker Pass; the Company’s ability to achieve capital cost efficiencies; expectations with respect to the Tranche 2 Investment from GM and the potential and need for additional financing scenarios for Thacker Pass; the expected timetable for completing the Tranche 2 Investment; the ability of the Company to complete the Tranche 2 Investment on the terms and timeline anticipated, or at all; market conditions, financing opportunities and circumstances in which to utilize the Preferred Shares or other securities of the Company for capital raising purposes; continuing support of local communities and the Fort McDermitt Paiute and Shoshone Tribe for Thacker Pass; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated job creation and workforce hub at Thacker Pass; the Company’s commitment to sustainable development, minimizing the environmental impact at Thacker Pass and plans for phased reclamation during the life of mine; commitment to responsible and sustainable resource development and updates to the Company’s ESG strategy; identification of opportunities to further reduce expected carbon intensity; implementation of initiatives for the restoration and protection of the environment; development of policies to address and formalize the Company’s commitment and expected performance in emerging social and humanitarian issues of concern to the Company’s employees and stakeholders; commitment to diversity initiatives and goals in respect of talent acquisition and retention matters and the oversight thereof by the G&N Committee and the C&L Committee; provision of training throughout the Company to address health and safety risks and other matters; commitment to transparent, timely and effective communication with Shareholders; disclosure of future waivers from the requirements of the Code that may be granted to directors or executive officers; planned updates to the Company’s policies and Board or governance-related documents; and enhancement of the Company’s performance management program.

Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s

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control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of providing information about management’s current expectations and plans.

SCHEDULE “A”

26. SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO COMMON SHARES

26.1 COMMON SHARE SPECIAL RIGHTS AND RESTRICTIONS

The Common Shares Without Par Value (the “Common Shares”) have attached to them the special rights and restrictions set out in this Article 26.

26.2 PAYMENT OF DIVIDENDS

The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors of the Company may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to the holders of the Common Shares, the board of directors of the Company may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Company.

26.3 PARTICIPATION UPON LIQUIDATION, DISSOLUTION OR WINDING UP

Subject to the rights of the holders of any other class of shares of the Company, the holders of Common Shares shall be entitled to receive the remaining property of the Company in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or upon any other return of capital or distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

26.4 VOTING RIGHTS

The holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each Common Share held at all such meetings, except for meetings at which or for matters with respect to which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

27. SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO PREFERRED SHARES

27.1 VOTING PREFERRED SHARES ISSUABLE IN SERIES

(1)
The Voting Preferred Shares Without Par Value (the “Voting Preferred Shares”) may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of that particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:
(a)
create a series of the Voting Preferred Shares or, in the event no Voting Preferred Shares of a series are outstanding, terminate any series of Voting Preferred Shares;

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(b)
determine the maximum number of shares of any of those series of Voting Preferred Shares that the Company is authorized to issue, determine that there is no such maximum number, or alter any determination made under this paragraph (a) or otherwise in relation to a maximum number of those shares;
(c)
create an identifying name by which the shares of any of those series of Voting Preferred Shares may be identified, or alter any identifying name created for those shares; and
(d)
attach or alter special rights or restrictions (and designate or alter any qualifications, conditions, limitations or restrictions with respect to any such rights or restrictions and any circumstances in which any such rights, restrictions or any such qualifications, conditions, limitations or restrictions with respect thereto may change or adjust in the future) to the shares of any of those series of Voting Preferred Shares, including, but without limiting or restricting the generality of the foregoing, special rights or restrictions with respect to:
(i)
the rate, amount, method of calculation and payment (whether in cash or otherwise) of any dividends, whether cumulative, partly cumulative or non-cumulative, and whether such rate, amount, method of calculation or payment (whether in cash or otherwise) is subject to change or adjustment in the future;
(ii)
any rights upon a dissolution, liquidation or winding-up of the Company or upon any other return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs;
(iii)
any rights of redemption, retraction or purchase for cancellation and the prices and terms and conditions of any such rights;
(iv)
any rights of conversion, exchange or reclassification and the terms and conditions of any such rights;
(v)
any rights to vote; and
(vi)
any other special rights or restrictions, not inconsistent with these share provisions, attaching to such series of Voting Preferred Shares.
(2)
No special rights or restrictions attached to any series of Voting Preferred Shares shall confer upon the shares of such series a priority over the shares of any other series of Voting Preferred Shares in respect of dividends or a return of capital in the event of the dissolution of the Company or on the occurrence of any other event that entitles the shareholders holding the shares of all series of the Voting Preferred Shares to a return of capital. The Voting Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of dissolution or on the occurrence of any other event that entitles the shareholders holding the shares of all series of the Voting Preferred Shares to a return of capital, rank on a parity with the shares of every other series.

27.2 NON-VOTING PREFERRED SHARES ISSUABLE IN SERIES

(1)
The Non-Voting Preferred Shares Without Par Value (the “Non-Voting Preferred Shares”) may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of that particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:
(a)
create a series of the Non-Voting Preferred Shares or, in the event no Non-Voting Preferred Shares of a series are outstanding, terminate any series of Non-Voting Preferred Shares;
(b)
determine the maximum number of shares of any of those series of Non-Voting Preferred Shares that the Company is authorized to issue, determine that there is no such maximum number, or alter any determination made under this paragraph (a) or otherwise in relation to a maximum number of those shares;
(c)
create an identifying name by which the shares of any of those series of Non-Voting Preferred Shares may be identified, or alter any identifying name created for those shares; and
(d)
attach or alter special rights or restrictions (and designate or alter any qualifications, conditions, limitations or restrictions with respect to any such rights or restrictions and any circumstances in which any such rights, restrictions or any such qualifications, conditions, limitations or restrictions with respect thereto may change or adjust in the future) to the shares of any of those series of Non-Voting Preferred Shares, including, but without limiting or restricting the generality of the foregoing, special rights or restrictions with respect to:
(i)
the rate, amount, method of calculation and payment (whether in cash or otherwise) of any dividends, whether cumulative, partly cumulative or non-cumulative, and whether such rate, amount, method of calculation or payment (whether in cash or otherwise) is subject to change or adjustment in the future;
(ii)
any rights upon a dissolution, liquidation or winding-up of the Company or upon any other return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs;
(iii)
any rights of redemption, retraction or purchase for cancellation and the prices and terms and conditions of any such rights;
(iv)
any rights of conversion, exchange or reclassification and the terms and conditions of any such rights; and
(v)
any other special rights or restrictions, not inconsistent with these share provisions, attaching to such series of Non-Voting Preferred Shares.
(2)
No special rights or restrictions attached to any series of Non-Voting Preferred Shares shall confer upon the shares of such series a priority over the shares of any other series of Non-Voting Preferred Shares in respect of dividends or a return of capital in the event of the dissolution of the Company or on the occurrence of any other event that entitles the shareholders holding the shares of all series of the Non-Voting Preferred Shares to a return of capital. The Non-Voting Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of dissolution or on the occurrence of any other event that entitles the shareholders holding the shares of all series of the Non-Voting Preferred Shares to a return of capital, rank on a parity with the shares of every other series.
(3)
The Non-Voting Preferred Shares will not entitle the holders thereof to receive notice of or to attend or vote at any meetings of the shareholders of the Company nor to and will not have any voting rights, except as required by applicable law.

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400 – 900 West Hastings

Street Vancouver, British Columbia V6C 1E5

www.lithiumamericas.com